As filed with the Securities and Exchange Commission on August 14, 2007

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Beckman Coulter, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-10109	95-104-0600
(State of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4300 N. Harbor Boulevard

Fullerton, California 92834-3100

(714) 871-4848

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Arnold A. Pinkston

Senior Vice President, General Counsel and Secretary

Beckman Coulter, Inc.

4300 N. Harbor Boulevard

Fullerton, California 92834-3100

(714) 871-4848

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Cynthia A. Rotell, Esq.

Latham & Watkins LLP

633 W. Fifth Street, Suite 4000

Los Angeles, California 90071-2007

(213) 485-1234

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☑

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
2.50% Convertible Senior Notes due 2036	$600,000,000	100%	$600,000,000	$18,420
Common stock, $0.10 par value	8,084,880 (2)	—	—	— (3)

(1)	Calculated pursuant to Rule 457(o) under the Securities Act.

(2)	Represents shares of common stock issuable under certain circumstances upon conversion of the notes assuming conversion of all of the notes at an initial conversion rate of 13.4748 shares per $1,000 principal amount of notes. This registration statement also includes an indeterminate number of additional shares of common stock issuable upon conversion of notes, pursuant to Rule 416 under the Securities Act, that may be issued from time to time as a result of stock splits, stock dividends or similar transactions. Each share of common stock includes a right to purchase one one-hundredth of a share of participating preferred stock pursuant to the Stockholder Protection Rights Agreement, dated as of February 4, 1999, as amended, between Beckman Coulter, Inc. and First Chicago Trust Company of New York, as rights agent. These participating preferred stock rights are not currently separable from the common stock and are not currently exercisable.

(3)	Pursuant to Rule 457(i) under the Securities Act, no additional registration fee is required in connection with the registration of the common stock issuable upon conversion of the 2.50% Convertible Senior Notes due 2036.

PROSPECTUS

$600,000,000

2.50% Convertible Senior Notes due 2036

Shares of Common Stock Issuable upon

Conversion of the Notes

We issued and sold $600,000,000 aggregate principal amount of our 2.50% Convertible Senior Notes due 2036 in a private transaction on December 15, 2006. Selling securityholders may use this prospectus to resell from time to time their notes and the shares of common stock issuable under certain circumstances upon conversion of the notes. Additional selling securityholders may be named by prospectus supplement. We will not receive any proceeds from resales by selling securityholders.

The notes are convertible under the circumstances described under “Description of the Notes.” Upon conversion we will pay cash and shares of our common stock, if any, based on a daily conversion value (as described in this prospectus) calculated on a proportionate basis for each day of the relevant twenty trading-day observation period. The initial conversion rate is 13.4748 shares of common stock per $1,000 principal amount of notes (equivalent to a conversion price of approximately $74.21 per share of common stock), subject to adjustment.

The notes will rank equally with all our existing and future unsecured senior debt and senior to all our existing and future subordinated debt, and will be structurally subordinated to the indebtedness and other liabilities of our subsidiaries.

Our common stock is listed on the New York Stock Exchange under the symbol “BEC.” The closing price of our common stock on the New York Stock Exchange on August 10, 2007 was $70.98 per share.

Investing in these securities involves risks. See “ Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 14, 2007.

You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. No one is authorized to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The securities are not being offered in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus and in any prospectus supplement or information incorporated in such documents is accurate as of any date other than the date of such documents. Our business, financial condition, results of operations and prospectus may have changed since that date.

References in this prospectus to “Beckman Coulter,” “the Company,” “we,” “us,” “our” and “ours” refer to Beckman Coulter, Inc., a company incorporated in the state of Delaware, and its subsidiaries, except where the context otherwise requires or as otherwise indicated in this prospectus.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and the documents incorporated into it by reference. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. You should read the entire prospectus and the documents incorporated by reference carefully, including the section entitled “Risk Factors” and the financial statements and related notes to those financial statements incorporated by reference in this prospectus.

Overview

Beckman Coulter, Inc. is a leading manufacturer of biomedical testing instrument systems, tests and supplies that simplify and automate laboratory processes. Spanning the biomedical testing continuum — from pioneering medical research and clinical trials to laboratory diagnostics and point-of-care testing — our installed base of over 200,000 systems provides essential biomedical information to enhance health care around the world. We are dedicated to improving patient health and reducing the cost of care. This goal is addressed by focusing on improving the efficiency of the testing process within laboratories and seeking innovative ways to simplify and automate laboratory processes.

Corporate Information

Our common stock is listed on the New York Stock Exchange under the symbol “BEC.”

Our principal executive offices are located at 4300 N. Harbor Blvd., Fullerton, California 92835. Our mailing address is Beckman Coulter, Inc., P.O. Box 3100, Fullerton, CA 92834-3100. The telephone number is (714) 871-4848. We maintain an internet site at www.beckmancoulter.com. Information contained on our internet site is not incorporated by reference into this prospectus, and you should not consider that information to be a part of this prospectus.

THE OFFERING

Issuer	Beckman Coulter, Inc.

Securities Offered	$600.0 million aggregate principal amount of 2.50% Convertible Senior Notes due 2036 and the shares of common stock issuable upon the conversion of the notes.

Maturity	December 15, 2036, unless earlier redeemed, repurchased or converted.

Interest	2.50% per year. Interest will be payable semiannually in arrears on June 15 and December 15 of each year, beginning June 15, 2007.

Contingent Interest

Beginning with the six-month interest period commencing December 15, 2012, we will pay contingent interest in cash during any six-month interest period in which the trading price of the notes for each of the five trading days ending on the trading day immediately preceding the first day of the applicable six-month interest period equals or exceeds 120% of the principal amount of the notes.

During any interest period when contingent interest shall be payable, the contingent interest payable per $1,000 principal amount of notes will equal the greater of (i) 0.2795% and (ii) 0.25% of the average trading price of $1,000 principal amount of the notes during the five trading days immediately preceding the first day of the applicable six-month interest period.

Conversion Rights

Holders may convert their notes prior to the close of business on the trading day immediately preceding December 15, 2013, in multiples of $1,000 principal amount, only under the following circumstances:

•         during the five business-day period after any ten consecutive trading-day period (the “measurement period”) in which the trading price per note for each day of such measurement period was less than 98% of the product of the closing price of our common stock and the conversion rate on each such day;

•         during any calendar quarter after the calendar quarter ended December 31, 2006, if the closing price of our common stock for 20 or more consecutive trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the applicable conversion price in effect on the last trading day of the immediately preceding calendar quarter;

•         upon the occurrence of specified corporate transactions described under “Description of the Notes–Conversion Rights” or

•         upon receipt of a notice of redemption.

On and after December 15, 2013 to (and including) the close of business on the trading day immediately preceding the maturity date, subject to prior repurchase of the notes, holders may convert the notes, in multiples of $1,000 principal amount, at the option of the holder regardless of the foregoing circumstances.

The initial conversion rate will be 13.4748 shares of common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $74.21 per share of common stock), subject to adjustment.

Upon valid tender of notes for conversion, we will pay, on the third trading day following the last day of the related observation period, cash and shares of our common stock, if any, based on a daily conversion value (as described herein) calculated on a proportionate basis for each day of the relevant twenty trading-day observation period. See “Description of the Notes–Conversion Rights-General.”

In addition, if a “fundamental change” occurs prior to December 15, 2013, we will increase the conversion rate for a holder who elects to convert its notes in connection with such a fundamental change upon conversion in certain circumstances as described under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments—Adjustment to Shares Delivered upon Conversion upon Fundamental Change.”

You will not receive any additional cash payment or additional shares representing accrued and unpaid interest including contingent interest and additional interest, if any, upon conversion of a note, except in limited circumstances. Instead, interest will be deemed paid by the cash and shares of common stock, if any, issued to you upon conversion.

Designated Event	If we undergo a “designated event” (as defined in this prospectus under “Description of the Notes—Designated Event Permits Holders to Require us to Purchase Notes”), including a “fundamental change” (as defined in such section), you will have the option to require us to purchase all or any portion of your notes. The designated event purchase price will be 100% of the principal mount of the notes to be purchased plus any accrued and unpaid interest, including contingent interest and additional interest, if any, to but excluding the designated event purchase date. We will pay cash for all notes so purchased.

Optional Redemption	Beginning on December 20, 2013, we may redeem the notes at any time as a whole, or from time to time in part, at a redemption price in cash equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, including contingent interest and additional interest, if any, to, but not including, the redemption date. For more information about redemption of the notes at our option, see “Description of the Notes—Optional Redemption by Us.”

Repurchase of Notes at the Option of Holders	Each holder of the notes may require us to repurchase all or a portion of that holder’s notes on December 15 of 2013, 2016, 2021, 2026 and 2031, at a repurchase price in cash equal to 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest, including contingent interest and additional interest, if any, to, but not including, the repurchase date. For more information about the purchase of the notes by us at the option of the holders, see “Description of the Notes—Purchase of Notes at Your Option on Specified Dates.”

Ranking

The notes will rank equally with all our existing and future unsecured senior debt and senior to all our existing and future subordinated debt and will be effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. As of June 30, 2007, we had:

•        $279.2 million of senior unsecured indebtedness outstanding; and

•        $8.2 million of subordinated indebtedness.

The indenture for the notes does not restrict us or our subsidiaries from incurring additional debt or other liabilities. Our subsidiaries will not guarantee any of our obligations under the notes.

Listing	Our common stock is listed on the New York Stock Exchange under the symbol “BEC.”

Trading	The notes will be a new issue of securities for which no market currently exists. Although the initial purchasers have informed us that they intend to make a market in the notes, they are under no obligation to do so and may discontinue such activities at any time without notice. We do not intend to list the notes on any exchange. Accordingly, we cannot assure you that any active or liquid market will develop for the notes.

U.S. Federal Income Tax Considerations	Each holder will agree in the indenture, for United States federal income tax purposes, to treat the notes as “contingent payment debt instruments” and to be bound by our application of the Treasury regulations that govern contingent payment debt instruments, including our determination that the rate at which interest will be deemed to accrue for federal income tax purposes will be 5.59% compounded semi-annually, which is the rate comparable to the rate, as of the initial issuance date, at which we would borrow on a non-contingent, non-convertible borrowing with terms and conditions otherwise comparable to the notes. Accordingly, each holder will be required to accrue interest on a constant yield to maturity basis at that rate (subject to certain adjustments), with the result that a U.S. holder (as defined below under “Certain Material United States Federal Income Tax Considerations”) will recognize taxable income significantly in excess of cash received while the notes are outstanding. In addition, a U.S. holder will recognize ordinary income upon a sale, exchange, conversion, redemption or repurchase of the notes at a gain. In computing such gain, the amount realized by a U.S. holder will include, in the case of a conversion, the amount of cash and the fair market value of shares received. However, the proper United States federal income tax treatment of a holder of a note is uncertain in various respects. If the agreed upon treatment was successfully challenged by the Internal Revenue Service, it might be determined that, among other differences, a holder should have accrued interest income at a lower rate, should not have recognized income or gain upon the conversion, and should not have recognized ordinary income upon a taxable disposition of its notes.

HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX TREATMENT OF THE NOTES AND WHETHER A PURCHASE OF THE NOTES IS ADVISABLE IN LIGHT OF THE AGREED UPON TAX TREATMENT AND THE INVESTOR’S PARTICULAR TAX SITUATION.

Use of Proceeds	We will not receive any proceeds from the sale by the selling securityholders of the notes or shares of common stock issuable upon conversion of the notes.

Risk Factors

Investing in the notes or in our common stock involves a number of risks. You should carefully consider the information under “Risk Factors” beginning on page 6 and all other information included in or incorporated by reference into this prospectus.

RISK FACTORS

Investing in the notes involves a high degree of risk. You should carefully consider the following risk factors and the risk factors identified under “Risk Factors” and elsewhere in our most recent Annual Report on Form 10-K and any subsequent Quarterly Report on Form 10-Q incorporated herein by reference, as well as all other information contained or incorporated by reference in this prospectus before making a decision to invest in the notes. The occurrence of any one or more of the following could materially adversely affect your investment in the notes or our business and operating results.

Although all the notes are referred to as “senior notes,” they will be effectively subordinated to any secured debt we may incur and structurally subordinated to the obligations of our subsidiaries.

The notes are unsecured and, therefore, will be effectively subordinated to any of our future secured debt to the extent of the value of the assets securing that indebtedness. If we default on the notes, become bankrupt, liquidate or reorganize, any secured creditors could use our collateral to satisfy their secured debt before you would receive any payment on the notes. If the value of the collateral is not sufficient to pay any secured debt in full, our secured creditors would share the value of our other assets, if any, with you and the holders of other claims against us that rank equally with the notes.

The notes are obligations exclusively of Beckman Coulter, Inc. Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or, subject to existing or future contractual obligations between us and our subsidiaries, to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions and taxes on distributions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and business considerations.

Our right to receive any assets of any of our subsidiaries upon liquidation or reorganization, and, as a result, the right of the holders of the notes to participate in those assets, will be structurally subordinated to the claims of that subsidiary’s creditors, including trade creditors and preferred stockholders, if any. The notes do not restrict the ability of our subsidiaries to incur additional liabilities. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to indebtedness held by us.

Our significant amount of indebtedness could have important adverse consequences to holders of the notes.

We had approximately $946.8 million of indebtedness outstanding as of June 30, 2007. Our level of debt may have the effect of:

•	making it more difficult for us to satisfy our obligations with respect to the notes and our other indebtedness;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, research and development and other general corporate requirements;

•

requiring the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures, research and development or other operating needs and uses;

•	limiting our flexibility in planning for, or reacting to, changes in our business and in the clinical diagnostics and life sciences markets; and

•	placing us at a competitive disadvantage compared to less leveraged competitors.

The notes do not restrict our ability to incur additional debt or to take other actions that could negatively impact holders of the notes.

Neither we nor our subsidiaries are restricted under the terms of the notes from incurring additional indebtedness, including secured debt. In addition, the limited covenants applicable to the notes do not require us or our subsidiaries to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability and the ability of our subsidiaries to recapitalize, incur additional debt and take a number of other actions that are not limited by the terms of the notes could have the effect of diminishing our ability to make payments on the notes when due. In addition, neither we nor our subsidiaries are restricted from repurchasing subordinated indebtedness or common stock by the terms of the notes.

We expect that the trading value of the notes will be significantly affected by the price of our common stock.

Prior to December 15, 2013, the notes are convertible only if certain specified conditions are met. During this period, if the specific conditions for conversion are not met, you will not be able to convert your notes, and you may not be able to receive the value of the common stock into which the notes would otherwise be convertible. This feature could adversely affect the value and trading prices for the notes and, therefore, the market price of the notes is expected to be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value of the notes than would be expected for nonconvertible debt securities we issue. Holders who receive common stock upon conversion of the notes will also be subject to the risk of volatility and depressed prices of our common stock.

Our conversion obligation payment will be determined over a 20 trading day period. Accordingly, you may receive less value than expected because the value of our common stock may decline (or fail to appreciate as much as you may expect) between the day that you exercise your conversion right and the day on which we settle our conversion obligation.

The notes will be net share settled, which means that we will satisfy our conversion obligation to holders by paying only cash in settlement of the lesser of the principal amount and the conversion value of the notes and by delivering cash, shares of our common stock or a combination thereof in settlement of the portion of the conversion obligation (if any) in excess of the principal amount of the notes based on a “daily conversion value” (as described in “Description of the Notes-Conversion Rights-General”) calculated on a proportionate basis for each day of the relevant 20 trading day cash settlement averaging period. Accordingly, you may receive less value than expected because the value of our common stock may decline (or fail to appreciate as much as you may expect) between the day that you exercise your conversion right and the day on which we settle our conversion obligation.

Resales of the notes and the shares of our common stock issuable under certain circumstances upon conversion of the notes are subject to transfer restrictions.

Although we are registering resales of the notes and of shares of our common stock issuable upon conversion of the notes, this registration statement likely will not be available to holders at all times. We may suspend the effectiveness of this registration statement in certain circumstances as provided in the registration rights agreement filed as an exhibit to the registration statement of which this prospectus is a part. Selling securityholders who sell notes or common stock issuable upon conversion of the notes pursuant to this shelf registration statement may be subject to certain restrictions and potential liability under the Securities Act. See “Plan of Distribution.”

If you are able to resell your notes, many other factors may affect the price you receive, which may be lower than the price you believe to be appropriate.

If you are able to resell your notes, the price you receive will depend on many other factors that may vary over time, including:

•	the number of potential buyers;

•	the level of liquidity of the notes;

•	ratings published by major credit rating agencies;

•	our financial performance;

•	the amount of indebtedness we have outstanding;

•	the level, direction and volatility of market interest rates generally;

•	the market for similar securities;

•	the market price of our common stock;

•	the redemption and repayment features of the notes to be sold; and

•	the time remaining to the maturity of the notes.

As a result of these factors, you may only be able to sell your notes at prices below those you believe to be appropriate, including prices below the price you paid for them.

The adjustment to the conversion rate of the notes upon specified fundamental changes involving us may not adequately compensate you for the lost option time value of your notes as a result of such events.

If you convert notes in connection with a fundamental change, we may be required to increase the conversion rate applicable to your notes. While these increases in the applicable conversion rate are designed to compensate you for the lost option time value of your notes as a result of a change, such increases are only an approximation of such lost value and may not adequately compensate you for such loss. In addition, even if a fundamental change occurs, in some cases there will be no such adjustment. For example, if the price of our common stock in the transaction is greater than $200.00 per share or less than $59.37 per share (in each case, subject to adjustment), no adjustment will be made to the conversion rate. Moreover, in no event will the total number of shares of common stock issuable upon conversion as a result of this adjustment exceed 16.8435 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “Description of the Notes—Conversion Rate Adjustments.” Our obligation to deliver the additional shares could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Because your right to require repurchase of the notes is limited, the market prices of the notes may decline if we enter into a transaction that is not a designated event under the indentures.

The term “designated event” is limited and may not include every event that might cause the market prices of the notes to decline or result in a downgrade of the credit rating of the notes. Our obligation to repurchase the notes upon a designated event may not preserve the value of the notes in the event of a highly leveraged transaction, reorganization, merger or similar transaction.

The conversion rate of the notes may not be adjusted for all dilutive events, including third-party tender or exchange offers that may adversely affect the trading price of the notes or the common stock issuable upon conversion of the notes.

The conversion rate of the notes is subject to adjustment upon certain events, including the issuance of stock dividends on our common stock, the issuance of rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness, or assets, certain cash dividends and issuer tender or exchange offers. The conversion rate will not be adjusted for certain other events, such as third-party tender or exchange offers, that may adversely affect the trading price of the notes or the common stock issuable upon conversion of the notes. In no event will the total number of shares of common stock issuable upon conversion exceed 16.8435 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate, as set forth under “Description of the Notes—Conversion Rate Adjustments.” These limitations could result in us not being able to make anti-dilution adjustments to the conversion rate to which you would otherwise be entitled. There can be no assurance that an event that adversely affects the value of the notes, but does not result in an adjustment to the conversion rate, will not occur.

If you hold notes, you are not entitled to any rights with respect to our common stock, but you are subject to all changes made with respect to our common stock.

If you hold notes, you are not entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you are subject to all changes affecting the common stock. You will only be entitled to rights on the common stock if and when we deliver shares of common stock to you in exchange for your notes and in limited cases under the adjustments to the conversion rate. For example, in the event that an amendment is proposed to our certificate of incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of the common stock, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

Securities we issue could dilute your ownership.

We may decide to raise additional funds through public or private debt or equity financing to fund our operations. If we raise funds by issuing equity securities, the percentage ownership of our current stockholders will be reduced and the new equity securities may have rights prior to those of the common stock issuable upon conversion of the notes. We may not obtain sufficient financing on terms that are favorable to you or us. We also may issue equity securities as consideration for acquisitions we may make.

Conversion of the notes will dilute the ownership interest of existing stockholders, including holders who had previously converted their notes.

To the extent we issue common stock upon conversion of the notes, the conversion of some or all of the notes will dilute the ownership of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common stock.

We cannot assure you that a trading market will develop for the notes.

There is currently no trading market for the notes. We do not intend to list the notes on any national securities exchange or to apply for a quotation of the notes on any automated dealer quotation system. Although the notes initially sold to qualified institutional buyers have been eligible for trading on the PORTALSM Market, the notes resold pursuant to this prospectus will no longer be eligible for trading in the PORTALSM Market. A market may not develop for the notes, and there can be no assurance as to the liquidity of any market that may develop for the notes. Although the initial purchasers have advised us that they intend to make a market in the notes, they are not obligated to do so and may discontinue their market-making activities at any time without notice, and their market making activity will be subject to limits imposed by the Securities Act and the Securities Exchange Act of 1934, as amended.

We may not have the ability to raise the funds necessary to purchase the notes upon a designated event or other purchase date or pay the settlement amount in cash upon conversion of the notes as required by the indenture governing the notes.

While you have a right to require us to repurchase all or a portion of your notes on certain dates or in the event of a designated event or pay the settlement amount in cash upon conversion of the notes, we may not have enough funds to pay the repurchase price upon a repurchase date, upon a designated event or at maturity or to pay the settlement amount in cash upon conversion of the notes. In addition, credit agreements or other debt agreements (including other senior indebtedness) to which we are a party may provide that our obligation to redeem or repurchase the notes or pay the settlement amount in cash upon conversion of the notes would be an event of default under such agreement. As a result, we may be restricted or prohibited from repurchasing or redeeming the notes or paying the settlement amount in cash upon conversion of the notes. If we are prohibited from repurchasing or redeeming the notes or paying the settlement amount in cash upon conversion of the notes, we could seek the consent of then-existing lenders to repurchase or redeem the notes or pay the settlement amount in cash upon conversion of the notes or we could attempt to refinance the borrowings that contain such prohibition. If we are unable to obtain a consent or refinance the debt, we could not repurchase or redeem the notes or pay the settlement amount in cash upon conversion of the notes. Our failure to redeem or repurchase tendered notes or pay the settlement amount in cash upon conversion of the notes would constitute a default under the indenture and might constitute a default under the terms of other indebtedness that we incur. The term “designated event” is limited to certain specified transactions and events and may not include other events that might adversely affect our financial condition. Our obligation to repurchase the notes upon a designated event would not necessarily afford holders of notes protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

The repurchase feature of the notes upon a designated event may delay or prevent an otherwise beneficial takeover attempt of our company.

The terms of the notes require us to purchase the notes for cash in the event of a designated event. A takeover of our company could trigger the requirement that we purchase the notes. This may have the effect of delaying or preventing a takeover of our company that would otherwise be beneficial to investors.

The accounting for convertible debt securities such as the notes is subject to uncertainty.

Under the current accounting rules, for the purposes of calculating diluted earnings per share, a net share settled convertible security meeting certain requirements is accounted for in a manner similar to non-convertible debt, with the stated coupon constituting interest expense and any shares issuable upon conversion of the security being accounted for in a manner similar to the treasury stock method. The effect of this method is that the shares potentially issuable upon conversion of the securities are not included in the calculation of earnings per share until the conversion price is “in the money,” and the issuer is then assumed to issue the number of shares necessary to settle the conversion.

However, at a recent meeting of the Financial Accounting Standards Board (“FASB”), the FASB directed its staff to prepare a proposal to change that accounting method. Under the expected proposal, cash settled convertible securities would be separated into their debt and equity components. The value assigned to the debt component would be the estimated fair value, as of the issuance date, of a similar debt instrument without the conversion feature, and the difference between the proceeds for the convertible debt and the amount reflected as a debt liability would be recorded as additional paid-in capital. As a result, the debt would be recorded at a discount reflecting its below market coupon interest rate. The debt would subsequently be accreted to its par value over its expected life, with the rate of interest that reflects the market rate at issuance being reflected on the income statement. This change in methodology will negatively affect the calculations of net earnings and earnings per share for many issuers of cash settled convertible securities. The expected proposal, if adopted, is expected to require retrospective application for us, beginning January 1, 2008.

We cannot predict if or when any such change would be implemented or the exact methodology that will be imposed (which may differ materially from the foregoing description) with respect to the notes. Any such change could have an adverse impact on our reported or future financial results.

You should consider the U.S. federal income tax consequences of owning the notes and the shares of common stock issuable upon conversion of the notes.

We and each holder agree in the indenture to treat the notes as indebtedness that is subject to United States Treasury regulations governing contingent payment debt instruments. The following discussion assumes that the notes will be so treated, though we cannot assure you that the Internal Revenue Service will not assert that the notes should be treated differently. Under the contingent payment debt regulations, a holder will be required to include amounts in income, as original issue discount, in advance of cash such holder receives on a note, and to accrue interest on a constant yield to maturity basis at a rate comparable to the rate at which we would borrow in a noncontingent, nonconvertible borrowing, even though the note will have a significantly lower stated rate of interest. A

U.S. holder will recognize taxable income significantly in excess of cash received while the notes are outstanding. In addition, a U.S. holder will recognize ordinary income upon a sale, exchange, conversion, redemption or repurchase of the notes at a gain. In computing such gain, the amount realized by a U.S. holder will include, in the case of a conversion, the amount of cash and the fair market value of shares received. Holders are urged to consult their own tax advisors as to the U.S. federal, state and other tax consequences of acquiring, owning and disposing of the notes and the shares of common stock issuable upon conversion of the notes. For more information, see “Certain Material United States Federal Income Tax Considerations.”

You may have to pay taxes with respect to distributions on our common stock that you do not receive.

The conversion rate of the notes is subject to adjustment for certain events arising from stock splits and combinations, stock dividends, cash dividends and certain other actions by us that modify our capital structure. If, for example, the conversion rate is adjusted as a result of a distribution that is taxable to holders of our common stock, such as a cash dividend or as a result of a fundamental change, you may be required to include an amount in income for U.S. federal income tax purposes, notwithstanding the fact that you do not receive an actual distribution. In addition, holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal withholding taxes (including backup withholding taxes or withholding taxes for payments to foreign persons). If we pay withholding taxes on behalf of a holder, we may, at our option, set off such payments against payments of cash and common stock on the notes. See the discussions under “Certain Material United States Federal Income Tax Considerations—Constructive Dividends” for more details.

STATEMENT REGARDING

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain statements that are not historical or current facts, but deal with potential future circumstances and developments. They can be identified by the use of forward-looking words such as “believes,” “expects,” “plans,” “may,” “will,” “would,” “could,” “should” or “anticipates” or other comparable words, or by discussion of strategy that may involve risks and uncertainties. We caution you that these forward-looking statements are only predictions, which are subject to risks and uncertainties including technological uncertainty, financial variations, changes in the regulatory environment and industry conditions and trend predictions. The operation and results of our business may be subject to the effect of these and other risks and uncertainties, including those described in the “Risk Factors” sections of this prospectus, our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q, which are incorporated by reference into this prospectus.

You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this prospectus.

We do not undertake any responsibility to release publicly any revisions to these forward-looking statements to take into account events or circumstances that occur after the date of this prospectus. Additionally, we do not undertake any responsibility to update you on the occurrence of any unanticipated events that may cause actual results to differ from those expressed or implied by the forward-looking statements contained in this prospectus.

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows the ratio of earnings to fixed charges for us for the periods indicated. You should read these ratios of earnings to fixed charges in connection with our consolidated financial statements, including the notes to those statements, incorporated by reference into this prospectus.

	Six Months Ended June 30, 2007	Year Ended December 31,
		2006	2005	2004	2003	2002
Ratio of Earnings to Fixed Charges	4.6x	3.7x	3.2x	5.5x	5.2x	3.5x

We have computed the ratio of earnings to fixed charges by dividing earnings from continuing operations before income taxes and fixed charges by fixed charges. Fixed charges consist of interest expense and a portion of rent expense deemed representative of the interest factor.

USE OF PROCEEDS

All sales of the notes or shares of common stock issuable upon conversion of the notes will be by or for the account of the selling securityholders listed in this prospectus and any prospectus supplement. We will not receive any proceeds from the sale by any selling securityholder of the notes or the common stock issuable upon conversion of the notes.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

The notes will not be listed on any national or regional securities exchange or reported on a national quotation system. To the extent that notes are traded, prices of the notes may fluctuate greatly.

Our common stock is currently listed on the New York Stock Exchange (“NYSE”) under the symbol “BEC.” The following table sets forth, for each period indicated, the high and low closing sales price for our common stock on the NYSE and dividends declared on our common stock.

	Common Stock Price
	High	Low	Dividends
Year Ended December 31, 2005
Quarter ended March 31, 2005	$72.02	$65.00	$0.14
Quarter ended June 30, 2005	$70.32	$63.26	$0.14
Quarter ended September 30, 2005	$64.96	$52.38	$0.14
Quarter ended December 31, 2005	$58.28	$48.75	$0.14

Year Ended December 31, 2006
Quarter ended March 31, 2006	$60.30	$52.86	$0.15
Quarter ended June 30, 2006	$56.30	$49.73	$0.15
Quarter ended September 30, 2006	$57.87	$50.58	$0.15
Quarter ended December 31, 2006	$61.35	$56.67	$0.15

Year Ended December 31, 2007
Quarter ended March 31, 2007	$67.08	$59.04	$0.16
Quarter ended June 30, 2007	$67.51	$62.06	$0.16
Quarter ending September 30, 2007 (through August 10, 2007)	$74.07	$65.14	$0.16

On August 10, 2007, the last reported sale price for our common stock was $70.98 per share. As of August 10, 2007, there were approximately 4,755 holders of record of our common stock.

Our declaration and payment of dividends is at the sole discretion of our board of directors.

DESCRIPTION OF THE NOTES

The notes are governed by an indenture dated as of December 15, 2006 (the “indenture”) between us and Wells Fargo Bank, National Association, as trustee (the “trustee”). A copy of the indenture is available to investors in the notes upon request to Beckman Coulter, Inc. and is available for inspection at the corporate trust office of the trustee. The terms of the notes include those expressly set forth in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

The following description is a summary of the material provisions of the notes and the indenture and does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the notes and the indenture, including the definitions of certain terms used in the indenture. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the notes.

For purposes of this description, references to the “Company,” “we,” “our” and “us” refer only to Beckman Coulter, Inc. and not to its subsidiaries.

General

The notes:

•	are

•	our general unsecured obligations,

•	equal in right of payment with our existing and future senior unsecured indebtedness;

•	senior in right of payment to any future indebtedness that is contractually subordinated to the notes;

•	effectively subordinated to all of our present or future secured indebtedness to the extent of the value of the collateral securing such indebtedness; and

•	structurally subordinated to the claims of our subsidiaries’ creditors, including guarantees and trade b creditors;

•	were limited to an aggregate principal amount of $600.0 million, except as set forth below;

•	mature on December 15, 2036, unless earlier redeemed, repurchased or converted;

•	were issued without interest coupons, in denominations of $1,000 and multiples of $1,000; and

•	are represented by two or more registered notes in global form, but in certain limited circumstances may be represented by notes in definitive form.

As of June 30, 2007, we had:

•	$279.2 million of senior unsecured indebtedness; and

•	$8.2 million of subordinated indebtedness.

The indenture does not limit the amount of debt that may be issued by us or our subsidiaries under the indenture or otherwise. Our subsidiaries will not guarantee any of our obligations under the notes.

Subject to fulfillment of certain conditions and during the periods described below, the notes may be converted initially at a conversion rate of 13.4748 of shares of common stock per $1,000 principal amount of notes (equivalent to a conversion price of approximately $74.21 per share of common stock). The conversion rate is subject to adjustment if certain events occur. We will settle conversions of all notes validly tendered for conversion in cash and shares of common stock, if any, based upon a daily conversion value calculated on a proportionate basis for each day of the relevant 20 trading-day observation period as described below. You will not receive any separate cash payment for interest, including contingent interest and additional interest, if any, accrued and unpaid to the conversion date except under the limited circumstances described below.

The notes were issued only in denominations of $1,000 and multiples of $1,000. We use the term “note” in this prospectus to refer to each $1,000 principal amount of notes.

We may, from time to time, repurchase the notes in open market purchases or negotiated transactions without prior notice to holders.

The registered holder of a note will be treated as the owner of it for all purposes.

Other than restrictions described under “—Designated Event Permits Holders to Require Us to Purchase Notes” and “—Consolidation, Merger and Sale of Assets” below, and except for the provisions set forth under “—Conversion Rights—Conversion Rate Adjustments—Adjustment to Shares Delivered upon Conversion upon Fundamental Change,” the indenture does not contain any covenants or other provisions designed to afford holders of the notes protection in the event of a highly leveraged transaction involving us or in the event of a decline in our credit rating as the result of a takeover, recapitalization, highly leveraged transaction or similar restructuring involving us that could adversely affect such holders. No sinking fund is provided for the notes.

Payments on the Notes; Paying Agent and Registrar

We will pay the principal of certificated notes at the office or agency designated by us in the Borough of Manhattan, The City of New York. We have initially designated a corporate trust office of the trustee as our paying agent and registrar and its agency in New York, New York as a place where notes may be presented for payment or for registration of transfer. We may, however, change the paying agent or registrar without prior notice to the holders of the notes, and we may act as paying agent or registrar. Interest, including contingent interest and additional interest, if any, on certificated notes will be payable (i) to holders having an aggregate principal amount of $1,000,000 or less, by check mailed to the holders of these notes and (ii) to holders having an aggregate principal amount of more than $1,000,000, either by check mailed to each holder or, upon application by a holder to the registrar not later than the relevant record date, by wire transfer in immediately available funds to that holder’s account within the United States, which application shall remain in effect until the holder notifies, in writing, the registrar to the contrary.

We will pay principal and interest, including contingent interest and additional interest, if any, on notes in global form registered in the name of or held by The Depository Trust Company or its nominee in immediately available funds to The Depository Trust Company or its nominee, as the case may be, as the registered holder of such global notes.

Transfer and Exchange

A holder of notes may transfer or exchange notes at the office of the registrar in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by us, the trustee or the registrar for any registration of transfer or exchange of notes, but we may require a holder to pay a sum sufficient to cover any transfer tax or other similar governmental charge required by law or permitted, by the indenture. We are not required to transfer or exchange any note selected or surrendered for conversion.

Interest

The notes will bear interest at a rate of 2.50% per year from December 15, 2006 or from the most recent date to which interest has been paid or duly provided for. Interest will be payable semiannually in arrears on June 15 and December 15 of each year, beginning June 15, 2007. Beginning with the six-month interest period commencing December 15, 2012, we will pay contingent interest under certain circumstances as described under “—Contingent Interest.”

Interest will be paid to the person in whose name a note is registered at the close of business on June 1 or December 1, as the case may be, immediately preceding the relevant interest payment date. Interest on the notes will be computed on the basis of a 360-day year composed of twelve 30-day months.

Contingent Interest

Beginning with the six-month interest period commencing December 15, 2012, we will pay contingent interest during any six-month interest period to the holders of notes if the trading price of the notes for each of the five trading days ending on the trading day immediately preceding the first day of the applicable six-month interest period equals or exceeds 120% of the principal amount of the notes.

During any six-month period when contingent interest shall be payable, the contingent interest payable per $1,000 principal amount of notes will equal the greater of (i) 0.2795% and (ii) 0.25% of the average trading price of $1,000 principal amount of notes during the five trading days immediately preceding the first day of the applicable six-month interest period.

“Trading price” for purposes of determining average trading price of $1,000 principal amount of notes in the immediately preceding paragraph shall have the meaning set forth under “—Conversion Rights—Conversion Upon Satisfaction of Trading Price Condition,” except that, for purposes of determining the trading price for the contingent interest provisions only, if the trustee cannot reasonably obtain at least one bid for $2,000,000 principal amount of the notes from a nationally recognized securities dealer, then the trading price of a note will be deemed to equal the product of:

•	the conversion rate then in effect; and

•	the average closing sale price of our common stock over the five trading-day period ending on such determination date.

We will notify holders upon a determination that they will be entitled to receive contingent interest during a six-month interest period.

The indenture provides that by accepting a note, each holder agrees, for United States federal income tax purposes, to treat the notes as “contingent payment debt instruments” and to be bound by our application of the Treasury regulations that govern contingent payment debt instruments, including our determination that the rate at which interest will be deemed to accrue for United States federal income tax purposes will be 5.59% compounded semi-annually, which is the rate we would pay on a fixed-rate, noncontingent, nonconvertible debt instrument with terms and conditions otherwise comparable to the notes. See “Certain Material United States Federal Income Tax Considerations.”

Conversion Rights

General

Upon the occurrence of any of the conditions described under the headings “—Conversion Upon Satisfaction of Trading Price Condition,” “—Conversion Based on Common Stock Price,” “—Conversion upon Specified Corporate Transactions” and “—Conversion Upon Notice of Redemption,” holders may convert each of their notes; at an initial conversion rate of 13.4748 shares of common stock per $1,000 principal amount of notes (equivalent to a conversion price of approximately $74.21 per share of common stock) at any time prior to the close of business on the scheduled trading day immediately preceding December 15, 2013. On and after December 15, 2013, holders may convert each of their notes at the conversion rate regardless of the conditions described under the headings “—Conversion Upon Satisfaction of Trading Price Condition,” “—Conversion Based on Common Stock Price,” “—Conversion upon Specified Corporate Transactions” and “Conversion Upon Notice of Redemption,” until the close of business on the scheduled trading day immediately preceding the maturity date of December 15, 2036.

The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as described below. The conversion price at any given time will be computed by dividing $1,000 by the applicable conversion rate at such time. A holder may convert fewer than all of such holder’s notes so long as the notes converted are a multiples of $1,000 principal amount.

We will settle conversion of all notes validly tendered for conversion in cash and, if applicable, shares of our common stock. We will settle each $1,000 principal amount of notes being converted by delivering, on the third trading day immediately following the last day of the related observation period, cash and shares of our common stock, if any, equal to the sum of the daily settlement amounts (as defined below) for each of the 20 trading days during the related observation period.

The “observation period” with respect to any note means the 20 consecutive trading-day period beginning on and including the second trading day after you deliver your conversion notice to the conversion agent.

The “daily settlement amount,” for each of the 20 trading days during the observation period, shall consist of:

•	cash equal to the lesser of $50 and the daily conversion value relating to such day; and

•

to the extent such daily conversion value exceeds $50, a number of shares equal to (A) the difference between such daily conversion value and $50, divided by (B) the daily VWAP of our common stock for such day (the “deliverable stock”).

The “daily conversion value” means, for each of the 20 consecutive trading days during the observation period, one-twentieth (1/20) of the product of (1) the applicable conversion rate and (2) the daily VWAP of our common stock (or the consideration into which our common stock has been converted in connection with certain corporate transactions) on such day.

“Market disruption event” means the occurrence or existence for more than one-half hour period in the aggregate on any scheduled trading day for our common stock of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our common stock or in any options, contracts or future contracts relating to our common stock, and such suspension or limitation occurs or exists at any time before 1:00 p.m. (New York City time) on such day.

“Trading day” means a day during which (i) trading in our common stock generally occurs, (ii) there is no market disruption event (as defined above) and (iii) a closing price for our common stock (other than a closing price referred to in the last sentence of such definition) is available for such day.

The “daily VWAP” for our common stock means, for each of the 20 consecutive trading days during the observation period, the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page BEC <equity> AQR (or any successor page) in respect of the period from 9:30 a.m. to 4:00 p.m. (New York City time) on such trading day (or if such volume-weighted average price is unavailable, the market value of one share of our common stock on such trading day as our board of directors determines in good faith using a volume-weighted method).

We will deliver cash in lieu of any fractional shares of common stock issuable in connection with payment of the amounts above (based on the closing price of our common stock on the last day of the applicable observation period).

The indenture requires us to pay up to the principal portion of the conversion amount of the notes in cash, and we may be required to pay cash for all or a significant portion of the total principal amount of the notes as a result of conversions after the occurrence of any of the events referred to above. See “Risk Factors-Risks Related to an Investment in the Notes.” Our failure to pay the principal amount of the notes when converted would result in an event of default with respect to the notes.

If a holder converts after a record date for an interest payment but prior to the corresponding interest payment date, such holder will receive, on the interest payment date, interest accrued on those notes, notwithstanding the conversion of notes prior to the interest payment date, assuming the holder was the holder of record on the corresponding record date. However, each holder agrees, by accepting a note, that if the holder surrenders any notes for conversion during such period, such holder must pay us at the time such holder surrenders its note for conversion an amount equal to the interest that has accrued and that will be paid on the notes being converted on the interest payment date. The preceding sentence does not apply, however, to a holder that converts notes that are called by us for redemption after a record date for an interest payment but prior to the corresponding interest payment date. Accordingly, if we elect to redeem notes on a date that is after a record date for the payment of interest on notes of any holder, and such holder chooses to convert those notes, the holder will not be required to pay us, at the time that holder surrenders those notes for conversion, the amount of interest it will receive on the interest payment date. Our settlement of conversions as described above will be deemed to satisfy our obligation to pay:

•	the principal amount of the note; and

•	accrued and unpaid interest, including contingent interest and additional interest, if any, to, but not including, the conversion date.

As a result, accrued and unpaid interest, including contingent interest and additional interest, if any, to, but not including, the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited.

Notwithstanding the preceding paragraph, if notes are converted after 5:00 p.m., New York City time, on a record date, holders of such notes at 5:00 p.m., New York City time, on the record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Notes, upon surrender for conversion during the period from 5:00 p.m., New York City time, on any regular record date to 9:00 a.m., New York City time, on the immediately following interest payment date, must be accompanied by funds equal to the amount of interest payable on the notes so converted; provided that no such payment need be made:

•	if we have specified a designated event purchase date (as defined below) that is after a record date and on or prior to the corresponding interest payment date; or

•	to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such notes.

If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of any shares of our common stock upon the conversion, unless the tax is due because the holder requests any shares to be issued in a name other than the holder’s name, in which case the holder will pay that tax.

Conversion Upon Satisfaction of Trading Price Condition

Prior to December 15, 2013, a holder may surrender notes for conversion during the five business day period after any ten consecutive trading day period (the “measurement period) in which the “trading price” per $1,000 principal amount of notes on each such day was less than 98% of the product of the closing price of our common stock and the conversion rate for such date, subject to compliance with the procedures and conditions described below concerning the trustee’s obligation to make a trading price determination.

The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $2.0 million principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, which may include any or all of the initial purchasers, but if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, that one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $2.0 million principal amount of the notes from a nationally recognized securities dealer, then the trading price per $1,000 principal amount of notes will be deemed to be less than 98% of the product of the “closing price” of our common stock and the conversion rate.

In connection with any conversion upon satisfaction of the above trading price condition, the trustee shall have no obligation to determine the trading price of the notes unless we have requested such determination; and we shall have no obligation to make such request unless a holder provides us with reasonable evidence that the trading price per $1,000 principal amount of notes would be less than 98% of the product of the closing price of our common stock and the conversion rate. At such time, we shall instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of notes is greater than or equal to 98% of the product of the closing price of our common stock and the conversion rate.

As described in the foregoing paragraph, if the trading price condition has been met we shall so notify the holders of the notes. If, at any point after the trading price condition has been met, the trading price per $1,000 principal amount of notes is greater than 98% of the product of the closing price of our common stock and the conversion rate for such date, we shall so notify the holders of notes.

The “closing price” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the principal U.S. securities exchange on which our common stock is traded. If our common stock is not listed for trading on a United States national or regional securities exchange on the relevant date, the “closing price” will be the last quoted bid price for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization. If our common stock is not so quoted, the closing price will be the average of the mid-point of the last bid and ask prices for our common stock on the relevant date from each of at least three nationally recognized independent investment banking firms, which may include any or all of the initial purchasers, selected by us for this purpose.

Conversion Based on Common Stock Price

Prior to maturity, a holder may surrender notes for conversion during any calendar quarter after the calendar quarter ended December 31, 2006, if the closing price of our common stock for 20 or more consecutive trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the applicable conversion price in effect on the last trading day of the immediately preceding calendar quarter.

Conversion upon Specified Corporate Transactions

If we elect to:

•

distribute to all or substantially all holders of our common stock certain rights entitling them to purchase, for a period expiring within 60 days after the record date of the distribution, shares of our common stock at less than the average of the closing prices of our common stock for the five consecutive trading days immediately preceding the first public announcement of the distribution; or

•

distribute to all or substantially all holders of our common stock, cash, debt securities, or other assets (excluding dividends or distributions described in clause (1) of “Conversion Rate Adjustments—Adjustment Events,” and cash dividends not in excess of the dividend threshold amount (defined below) per share of common stock per quarter), which distribution has a per share value as determined by our board of directors exceeding 15% of the average of closing prices of our common stock for the five consecutive trading days preceding the first public announcement for such distribution, we must notify the holders of the notes at least 25 calendar days to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of 5:00 p.m., New York City time, on the business day immediately prior to the ex-dividend date or our announcement that such distribution will not take place, even if the notes are not otherwise convertible at such time. The ex-dividend date is the first date upon which a sale of the common stock does not automatically transfer the right to receive the relevant dividend from the seller of the common stock to its buyer.

In addition, if we are party to any transaction or event that constitutes a fundamental change, a holder may surrender notes for conversion at any time on or after the 30th scheduled trading day prior to the anticipated effective date of such transaction or event until the repurchase date corresponding to such fundamental change. Holders who convert notes in connection with such fundamental change occurring on or before December 15, 2013, may be entitled to receive extra shares upon any conversion as described below under “—Adjustment to Shares Delivered Upon Conversion Upon Fundamental Change.”

You will also have the right to convert your notes if we are a party to a combination, merger, binding share exchange or sale or conveyance of all or substantially all of our property and assets, in each case pursuant to which our common stock would be converted into cash, securities and/or other property that does not also constitute a designated event. In such event, you will have the right to convert your notes at any time beginning 15 scheduled trading days prior to the date that is the actual effective date of such transaction and ending on the 15th scheduled trading day following the effective date of such transaction. We will notify holders at least 25 scheduled trading days prior to the anticipated effective date of such transaction. If the transaction also constitutes a designated event, in lieu of the conversion right described in this paragraph, you will have the conversion right described in the preceding paragraph and you will have the right to require us to repurchase your notes as set forth below under “—Designated Event Permits Holders to Require Us to Purchase Notes.”

Conversion Upon Notice of Redemption

Subject to our right to elect to make payment upon conversion in cash as described above under “Conversion Rights—General,” a holder may surrender for conversion any notes we call for redemption at any time before the close of business on the business day before the redemption date, even if the notes are not otherwise convertible at that time. If a holder already has delivered a repurchase notice with respect to a note, however, the holder may not surrender that note for conversion until the holder has withdrawn the notice before the close of business on the business day immediately preceding the date of repurchase in accordance with the indenture.

Conversion Procedures

If you hold a beneficial interest in a global note, to convert you must comply with DTC’s procedures for converting a beneficial interest in a global note and, if required, pay funds equal to interest payable on the next interest payment date to which you are not entitled and, if required, pay all taxes or duties, if any.

If you hold a certificated note, to convert you must:

•	complete and manually sign the conversion notice on the back of the note, or a facsimile of the conversion notice;

•	deliver the conversion notice, which is irrevocable, and the note to the conversion agent;

•	if required by the conversion agent, furnish appropriate endorsements and transfer documents;

•	if required; pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date to which you are not entitled.

The date you comply with these requirements is the “conversion date” under the indenture.

If a holder has already delivered a purchase notice as described under “—Designated Event Permits Holders to Require Us to Purchase Notes” with respect to a note, the holder may not surrender that note for conversion until the holder has withdrawn the notice in accordance with the indenture.

Conversion Rate Adjustments

The conversion rate will be adjusted as described below, except that we will not make any adjustments to the conversion rate if holders of the notes participate, as a result of holding the notes, in any of the transactions described below without having to convert their notes.

Adjustment Events.

(1)	If we issue shares of our common stock as a dividend or distribution on shares of our common stock, or if we effect a share split or share combination, the conversion rate will be adjusted based on the following formula:

CR1 = CR0 x	OS1
OS0

where,

CR0 = the conversion rate in effect immediately prior to the “ex-date” for such dividend or . distribution or the effective date of such share split or combination, as the case may be;

CR1 = the conversion rate in effect immediately after the “ex-date” for such dividend or distribution or the effective date of such share split or combination, as the case may be;

OS0 = the number of shares of our common stock outstanding immediately prior to the “ex-date” for such dividend or distribution or the effective date of such share split or combination, as the case may be; and

OS1 = the number of shares of our common stock outstanding immediately after the “ex-date” for such dividend or distribution or the effective date of such share split or combination, as the case may be.

(2)	If we issue to all or substantially all holders of our common stock any rights or warrants entitling them for a period of not more than 60 calendar days to subscribe for or purchase shares of our common stock, at a price per share less than the closing price of our common stock on the business day immediately preceding the date of announcement of such issuance, the conversion rate will be adjusted based on the following formula (provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration):

CR1 = CR0 x	OS0 + X
OS0 + Y

where,

CR0 = the conversion rate in effect immediately prior to the “ex-date” for such event;

CRl = the conversion rate in effect immediately after the “ex-date” for such event;

OS0 = the number of shares of our common stock outstanding immediately prior to the “ex-date” for such event;

X = the total number of shares of our common stock issuable pursuant to such rights, warrants or convertible securities; and

Y = the number of shares of our common stock equal to the aggregate price payable to exercise such rights or warrants divided by the average of the closing prices of our common stock over the ten consecutive trading-day period ending on the business day immediately preceding the “ex-date” relating to such distribution.

(3)	If we distribute shares of our capital stock, evidences of our indebtedness or other assets or property of ours to all or substantially all holders of our common stock, excluding:

•	dividends or distributions and rights for warrants referred to in clause (1) or (2) above;

•	dividends or distributions paid exclusively in cash; and

•	as described below in this paragraph (3) with respect to spin-offs;

then the conversion rate will be adjusted based on the following formula:

CR1 = CR0 x	SP0
SP0 – FMV

where,

CR0 = the conversion rate in effect immediately prior to the “ex-date” for such distribution;

CR1 = the conversion rate in effect immediately after the “ex-date” for such distribution;

SP0 = the average of the closing prices of our common stock over the ten consecutive trading-day period ending on the business day immediately preceding the “ex-date” relating to such distribution; and

FMV = the fair market value (as determined by our board of directors) of the shares of capital stock, evidences of indebtedness, assets or property distributed with respect to each outstanding share of our common stock on the “ex-date” relating to such distribution.

With respect to an adjustment pursuant to this paragraph (3) where there has been a payment of a dividend or other distribution on our common stock in shares of capital stock of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit, which we refer to as a “spin-off,” the conversion rate in effect immediately before 5:00 p.m., New York City time, on the record date fixed for the determination of stockholders entitled to receive the distribution will be increased based on the following formula:

CR1 = CR0 x	FMV0 + MP0
MP0

where,

CR0 = the conversion rate in effect immediately prior to such distribution;

CR1 = the conversion rate in effect immediately after such distribution;

FMV0 = the average of the closing prices of the capital stock or similar equity interest distributed to holders of our common stock applicable to one share of our common stock over the first ten consecutive trading-day period after the effective date of the spin-off and

MP0 = the average of the closing prices of our common stock over the first ten consecutive trading-day period after the effective date of the spin-off.

The adjustment to the conversion rate under the preceding paragraph will occur on the tenth trading day from, and including, the effective date of the spin-off; provided that in respect of any conversion within the ten trading days following the effective date of any spin-off, references within this paragraph (3) to ten trading days shall be deemed replaced with such lesser number of trading days as have elapsed between such spin-off and the conversion date in determining the applicable conversion rate.

(4)	If we pay any cash dividend or distribution to all or substantially all holders of our common stock (but only if those dividends and distributions combined with all other cash dividends and distributions to all or substantially all holders of our common stock made within such fiscal quarter exceed the dividend threshold amount), the conversion rate will be adjusted based on the following formula:

CR1 = CR0 x	(SP0 – CO0)
SP0 x C1

where,

CR0 = the conversion rate in effect immediately prior to the “ex-date” for such distribution;

CR1 = the conversion rate in effect immediately after the “ex-date” for such distribution;

SP0 = the closing price of our common stock on the trading day immediately preceding the “ex-date” relating to such distribution;

C0 = the dividend threshold amount; and

C1 = the amount in cash per share we distribute to holders of our common stock.

For purposes hereof, “dividend threshold amount” means $0.15 per quarter, appropriately adjusted from time to time to take into account the occurrence, on or before the date of determination, of any event that would require an anti-dilution adjustment and to account for any change in the frequency of payment of our regular dividend. Whenever the conversion rate is adjusted, the dividend threshold amount shall be adjusted by multiplying such dividend threshold amount by a fraction, the numerator of which is the conversion rate prior to adjustment and the denominator of which is the conversion rate following such adjustment.

(5)	If we or any of our subsidiaries make a payment in respect of a tender offer for exchange offer for our common stock, to the extent the cash and value of any other consideration included in the payment per share of common stock exceeds the closing price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the conversion rate will be increased based on the following formula:

CR1 = CR0 x	AC + (SP1 x OS1)
OS0 x SP1

where,

CR0 = the conversion rate in effect on the date such tender or exchange offer expires;

CR1 = the conversion rate in effect on the day next succeeding the date such tender or exchange offer expires;

AC = the aggregate value of all cash and any other consideration (as determined by our board of directors) paid or payable for shares purchased in such tender or exchange offer;

OS0 = the number of shares of our common stock outstanding immediately prior to the date such tender or exchange offer expires;

OS1 = the number of shares of our common stock outstanding immediately after the date such tender or exchange offer expires; and

SP1 = the, average of the closing prices of our common stock on the trading day next succeeding the date such tender or exchange offer expires.

If the application of the foregoing formulas would result in a decrease in the conversion rate, no adjustment to the conversion rate will be made.

As used in this section, “ex-date” means the first date on which the shares of our common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance or distribution in question.

Except as stated herein, we will not adjust the conversion rate for the issuance of shares of our common stock or any securities convertible into or exchangeable for shares of our common stock or the right to purchase shares of our common stock or such convertible or exchangeable securities.

Events that Will not Result in Adjustments. The applicable conversion rate will not be adjusted:

•

upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•

upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•

upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

•	for a change in the par value of the common stock; or

•	for accrued and unpaid interest, including contingent interest and additional interest, if any.

Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share. We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate and make such carried forward adjustments, regardless of whether the aggregate adjustment is less than 1% (i) within one year of the first such adjustment carried forward, (ii) upon a designated event, (iii) upon any call of the notes for redemption and (iv) upon maturity. Except as described above in this section and in “Adjustment to Shares Delivered Upon Conversion Upon Fundamental Change” below, we will not adjust the conversion rate.

Treatment of Reference Property. In the event of:

•	any reclassification of our common stock;

•	or a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person of all or substantially all of our property and assets,

in which holders of our outstanding common stock would be entitled to receive cash, securities or other property for their shares of common stock, you will be entitled thereafter to convert your notes into:

•	cash up to the aggregate principal amount thereof; and

•

in lieu of the shares of our common stock otherwise deliverable, the same type (in the same proportions) of consideration received by holders of our common stock in the relevant events (“reference property”).

The amount of any reference property you receive will be based on the daily conversion values of reference property and the applicable conversion rate, as described above.

For purposes of the foregoing, the type and amount of consideration that a holder of our common stock would have been entitled to in the case of reclassifications, consolidations, mergers, sales or transfers of assets or other transactions that cause our common stock to be converted into the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election) will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our common stock that affirmatively make such an election.

Treatment of Rights. To the extent that we have a rights plan in effect upon conversion of the notes into common stock, you will receive, in addition to any common stock, the rights under the rights plan, unless prior to any conversion, the rights have separated from the common stock, in which case the conversion rate will be adjusted at the time of separation as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described in clause (3) under “—Adjustment Events” above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

Voluntary Increases of Conversion Rate. We are permitted, to the extent permitted by law and subject to the applicable rules of the NYSE, to increase the conversion rate of the notes by any amount for a period of at least 20 days if our board of directors determines that such increase would be in our best interest. We may also (but are not required to) increase the conversion rate to avoid or diminish income tax to holders of our common stock or rights to purchase shares of our common stock in connection with a dividend or distribution of shares (or rights to acquire shares) or similar event.

Tax Effect. A holder may, in some circumstances, including the distribution of cash dividends to holders of our shares of common stock, be deemed to have received a distribution or dividend subject to U.S. federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate. For a discussion of the U.S. federal income tax treatment of an adjustment to the conversion rate, see “Certain Material United States Federal Income Tax Considerations.”

Adjustment to Shares Delivered Upon Conversion Upon Fundamental Change

If a “fundamental change” as defined below occurs prior to December 15, 2013 and you elect to convert your notes at any time on or after the 30th scheduled trading day prior to the anticipated effective date of such fundamental change until the related designated event purchase date, the conversion rate will be increased by an additional number of shares of common stock (the “additional shares”) as described below. We will notify holders of the occurrence of any such fundamental change and issue a press release no later than 30 scheduled trading days prior to the anticipated effective date of such transaction. We will settle conversions of notes as described below under “—Settlement of Conversions in a Fundamental Change.”

The number of additional shares by which the conversion rate will be increased will be determined by reference to the table below, based on the date on which the fundamental change occurs or becomes effective (the “effective date”) and the price (the “stock price”) paid per share of our common stock in the fundamental change.

If holders of our common stock receive only cash in the fundamental change, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the closing prices of our common stock over the five trading-day period ending on the trading day preceding the effective date of the fundamental change.

The stock prices set forth in the first row of the table below (i.e., column headers) will be adjusted as of any date on which the conversion rate of the notes is otherwise adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”

The following table sets forth the hypothetical stock price and the number of additional shares to be received per $1,000 principal amount of notes:

	Stock Price
Effective Date	$59.37	$60.00	$65.00	$70.00	$75.00	$80.00	$90.00	$100.00	$120.00	$140.00	$160.00	$180.00	$200.00
12/15/2006	3.3687	3.2825	2.7023	2.2559	1.9085	1.6354	1.2437	0.9854	0.6790	0.5086	0.3999	0.3234	0.2657
12/15/2007	3.3687	3.2604	2.6478	2.1804	1.8204	1.5406	1.1470	0.8946	0.6062	0.4522	0.3561	0.2889	0.2383
12/15/2008	3.3687	3.1935	2.5492	2.0626	1.6927	1.4096	1.0209	0.7806	0.5190	0.3862	0.3052	0.2487	0.2061
12/15/2009	3.3687	3.1195	2.4349	1.9244	1.5424	1.2558	0.8751	0.6512	0.4234	0.3152	0.2507	0.2056	0.1712
12/15/2010	3.3687	3.0497	2.3091	1.7647	1.3662	1.0752	0.7066	0.5057	0.3208	0.2406	0.1934	0.1599	0.1339
12/15/2011	3.3687	2.9876	2.1632	1.5680	1.1457	0.8504	0.5051	0.3405	0.2127	0.1633	0.1334	0.1112	0.0937
12/15/2012	3.3687	2.9593	1.9862	1.2975	0.8355	0.5412	0.2556	0.1582	0.1051	0.0846	0.0701	0.0589	0.0500
12/15/2013	3.3687	3.1919	1.9098	0.8109	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $200.00 per share (subject to adjustment), no additional shares will be issued upon conversion.

•	If the stock price is less than $59.37 per share (subject to adjustment), no additional shares will be issued upon conversion.

Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed 16.8435 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”

In addition, if you convert your notes prior to the effective date of any fundamental change, and the fundamental change does not occur, you will not be entitled to an increased conversion rate in connection with such conversion.

Our obligation to increase the conversion rate as described above could be considered a penalty, in which case the enforceability thereof would be subject to general principles of economic remedies.

If we increase the conversion rate in connection with a conversion upon a fundamental change, a holder may be deemed to have received a dividend subject to U.S. federal income tax. For a discussion of the U.S. federal income tax treatment of an adjustment to the conversion rate, see “Certain Material United States Federal Income Tax Considerations.”

Settlement of Conversions in a Fundamental Change

As described above under “—Conversion Rate Adjustments—Treatment of Reference Property,” upon effectiveness of any fundamental change, the notes will be convertible into reference property or cash and reference property as applicable. If, as described above, we are required to increase the conversion rate by the additional shares as a result of the fundamental change, notes surrendered for conversion will be settled as follows:

•

If the last day of the applicable observation period related to notes surrendered for conversion is prior to the third trading day preceding the effective date of the fundamental change, we will settle such conversion as described under “—Payment upon Conversion” above by delivering the amount of cash and shares of our common stock, if any (based on the conversion rate then in effect without regard to the number of additional shares to be added to the conversion rate as described above) on the third trading day immediately following the last day of the applicable observation period. In addition, as soon as practicable following the effective date of the fundamental change, we will deliver the increase in such amount of cash and reference property deliverable in lieu of shares of our common stock, if any, as if the conversion rate had been increased by such number of additional shares during the related observation period (and based upon the related daily VWAP prices during such observation period). If such increased amount results in an increase to the amount of cash to be paid to holders, we will pay such increase in cash, and if such increased settlement amount results in an increase to the number of shares of our common stock, we will deliver such increase by delivering reference property based on such increased number of shares.

•

If the last day of the applicable observation period related to notes surrendered for conversion is on or following the third scheduled trading day preceding the effective date of the fundamental change, we will settle such conversion as described under “—Payment upon Conversion” above (based on the conversion rate as increased by the additional shares described above) on the later to occur of (1) the effective date of the transaction and (2) third trading day immediately following the last day of the applicable observation period.

Optional Redemption by Us

Before December 20, 2013 we may not redeem the notes. After such date, we may redeem for cash all or part of the notes at a price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, including contingent interest and additional interest, if any, on at least 30 calendar days and no more than 60 calendar days notice. You may convert notes or portions of notes called for redemption even if the notes are not otherwise convertible at that time, until the close of business on the business day before the redemption date. If we decide to redeem fewer than all of the notes, the trustee will select the notes to be redeemed by lot, or in its discretion, on a pro rata basis. If any note is to be redeemed in part only, a new note in principal amount equal to the unredeemed principal portion will be issued. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be part of the portion selected for redemption. No sinking fund is provided for the notes.

Purchase of Notes at Your Option on Specified Dates

On December 15, 2013, 2016, 2021, 2026 and 2031 (each, a “specified purchase date”) you may require us to purchase any outstanding notes for which you have properly delivered and not withdrawn a written purchase notice, subject to certain additional conditions. You may submit your notes for purchase to the paying agent at any time from the opening of business on the date that is 25 business days prior to the specified purchase date until the close of business on the fifth business day prior to the specified purchase date. We will purchase each outstanding note for which you have properly delivered and not withdrawn a written purchase notice at a purchase price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to, but excluding, the specified purchase date. We will pay the purchase price in cash.

Designated Event Permits Holders to Require Us to Purchase Notes

If a designated event (as defined below in this section) occurs at any time, you will have the right, at your option, to require us to purchase any or all of your notes, or any portion of the principal amount thereof that is equal to $1,000 or a multiple of $1,000, on a date (the “designated event repurchase date”) of our choosing that is not less than 20 nor more than 35 business days after the date of our notice of the designated event. The price we are required to pay is equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest, including contingent interest and additional interest, if any, to, but excluding, the designated event purchase date (unless the designated event purchase date is between a regular record date and the interest payment date to which it relates). Any notes purchased by us will be paid for in cash.

A “designated event” will be deemed to have occurred upon a fundamental change or a termination of trading.

A “fundamental change” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which more than 50% of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not at least 90% shares of common stock, or depositary receipts representing such shares, that are:

•	listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange; or

•

approved, or immediately after the transaction or event will be approved, for quotation on a United States system of automated dissemination of quotations of securities prices similar to the NASDAQ National Market prior to its designation as a national securities exchange.

A “termination of trading” will be deemed to have occurred if our common stock is not listed for trading on a U.S. national securities exchange.

The purchase rights of the holders could discourage a potential acquirer of us. The designated event price and fundamental change purchase features, however, are not the result of management’s knowledge of any specific effort to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions.

The terms designated event and fundamental change are limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the notes upon a designated event may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

If a designated event were to occur, we may not have enough funds to pay the designated event purchase price. See “Risk Factors.” We may not have the ability to raise the funds necessary to purchase the notes upon a designated event or other purchase date, as required by the indenture governing the notes. If we fail to purchase the notes when required following a designated event, we will be in default under the indenture. In addition, we have, and may in the future incur, other indebtedness with similar change in control provisions permitting our holders to accelerate or to require us to purchase our indebtedness upon the occurrence of similar events or on some specific dates.

No notes may be purchased at the option of holders upon a designated event if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the designated event purchase price of the notes.

Required Notices and Procedures

On a date not less than 20 business days prior to each specified purchase date and on or before the 10th business day after the occurrence of a designated event, we will provide to all holders of the notes and the trustee and paying agent a notice of the specified purchase date or the occurrence of the designated event, as the case may be, and of the resulting purchase right. Such notice shall state, among other things:

•	if applicable, the events causing a designated event and whether such designated event also constitutes a fundamental change;

•	if applicable, the date of the designated event;

•	the last date on which a holder may exercise the repurchase right;

•	the purchase price or the designated event purchase price, if applicable;

•	the specified purchase date or designated event purchase date, as the case may be;

•	the name and address of the paying agent and the conversion agent, if applicable;

•	the applicable conversion rate and any adjustments to the applicable conversion rate;

•

that the notes with respect to which a specified date or designated event change purchase notice, as the case may be, has been delivered by a holder may be converted only if the holder withdraws the specified date or designated event purchase notice, as the case may be, in accordance with the terms of the indenture; and

•	the procedures that holders must follow to require us to purchase their notes.

Simultaneously with providing such notice, we will issue a press release containing this information on a nationally recognized newswire or publish the information on our website or through such other public medium as we may use at that time.

To exercise the purchase right, you must deliver, on or before the specified purchase date or designated event repurchase date, as the case may be, the notes to be purchased, duly endorsed for transfer, together with a written purchase notice and the form entitled “Form of Purchase Notice” of the reverse side of the notes duly completed, to the paying agent. Your purchase notice must state:

•	if certificated, the certificate numbers of your notes to be delivered for purchase;

•	the portion of the principal amount of notes to be purchased, which must be $1,000 or a multiple thereof; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

You may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the specified purchase date or designated event purchase date, as the case may be. The notice of withdrawal shall state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes, or if not certificated, your notice must comply with appropriate DTC procedures; and

•	the principal amount, if any, which remains subject to the purchase notice.

We will be required to purchase the notes on the specified purchase date or designated event purchase date, as the case may be. You will receive payment of the designated event purchase price promptly following the later of the specified purchase date or designated event purchase date, as the case may be, and the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or securities sufficient to pay the designated event purchase price of the notes on the business day following the specified purchase date or designated event purchase date, as the case may be, then:

•

the notes will cease to be outstanding and interest, including any additional interest, if any, will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

•

all other rights of the holder will terminate (other than the right to receive the designated event purchase price or fundamental change purchase price, as the case may be, and previously accrued and unpaid interest, including contingent interest and additional interest, if any, upon delivery or transfer of the notes).

In connection with any repurchase, we will, to the extent applicable:

•	comply with the provisions of Rule 13e-4 and Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

•	otherwise comply with all federal and state securities laws as necessary under the indenture in connection with any offer by us to repurchase the notes.

Consolidation, Merger and Sale of Assets

Subject to the provisions described in the next paragraph, we will preserve our corporate existence.

We have agreed not to consolidate with or merge into any other entity and not to convey, transfer or lease our properties and assets substantially as an entirety to any entity (other than conveyances, transfers or leases to a wholly owned subsidiary of the Company), unless:

(i)	the entity formed by the consolidation or into which we are merged, or the entity which acquires us or which leases our property and assets substantially as an entirety, is an entity organized and existing under the laws of the United States of America or any State of the United States or the District of Columbia, and expressly assumes, by supplemental indenture, the due and punctual payment of the principal, premium and interest on all the outstanding notes and the performance of all of our covenants under the indenture, and

(ii)	immediately after giving effect to the transactions, no event of default, and no event which after notice or lapse of time or both would become an event of default, will have occurred and be continuing.

Although these types of transactions are permitted under the indenture, certain of the foregoing transactions could constitute a designated event (as defined above) permitting each holder to require us to purchase the notes of such holder as described above.

This covenant includes a phrase relating to the sale, assignment, conveyance, transfer or lease of our “property and assets substantially as an entirety.” There is no precise, established definition of this phrase under applicable law. Accordingly, there may be uncertainty as to whether a sale, assignment, conveyance, transfer or lease of less than all our properties and assets is subject to this covenant.

Reports

The indenture provides that any documents or reports that we are required to file with the SEC pursuant to, Section 13 or 15(d) of the Exchange Act will be filed with the trustee within 15 days after the same is filed with the SEC.

Events of Default

Each of the following is an event of default:

(1)	default in any payment of interest, including contingent interest and additional interest, if any, on any note when due and payable and the default continues for a period of 30 days;

(2)	default in the payment of principal of any note when due and payable at its stated maturity, upon redemption, upon required repurchase, upon declaration or otherwise;

(3)	our failure to comply with its obligation to convert the notes into cash or a combination of cash and common stock, as applicable, upon exercise of a holder’s conversion right;

(4)	our failure to comply with its obligations under the section entitled “—Consolidation, Merger and Sale of Assets;”

(5)	our failure to issue a designated event notice when due;

(6)	our failure for 60 days after written notice from the trustee or the holders of at least 25% in principal amount of the notes then outstanding has been received to comply with any of its other agreements contained in the notes or indenture;

(7)	default by us or any majority-owned subsidiary in the payment of the principal or interest on any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced any debt for money borrowed in excess of $50 million in the aggregate of our and/or any such subsidiary, whether such debt now exists or shall hereafter be created, which default results in such debt becoming or being declared due and payable, and such acceleration shall not have been rescinded or annulled within 30 days after written notice of such acceleration has been received by us or such subsidiary;

(8)	any final and non-appealable judgment or judgments for the payment of money (net of any amount covered by insurance) in an aggregate amount in excess of $50 million (or its foreign currency equivalent at the time) that shall be rendered against us or any majority-owned subsidiary and that shall not be waived, satisfied or discharged for any period of 60 consecutive days during which a stay of enforcement shall not be in effect; or

(9)	certain events of bankruptcy, insolvency, or reorganization affecting us or any of our significant subsidiaries (as defined in Rule 1-02 of Regulation S-X promulgated by the SEC as in effect on the t original date of issuance of the notes) (the “bankruptcy provisions”).

If an event of default occurs and is continuing, the trustee by notice to us, or the holders of at least 25% in principal amount of the outstanding notes by notice to us and the trustee, may, and the trustee at the request of such holders shall, declare 100% of the principal of and accrued and unpaid interest on all the notes to be due and payable. Upon such a declaration, such principal and accrued and unpaid interest will be due and payable immediately. However, upon an event of default arising out of the bankruptcy provisions, the aggregate principal amount and accrued and unpaid interest will be due and payable immediately.

Notwithstanding the foregoing, the indenture provides that, to the extent elected by us, the sole remedy for an event of default relating to the failure to file any documents or reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act and for any failure to comply with the requirements of Section 314(a)(l) of the Trust Indenture Act or of the covenant described above in “—Reports,” will for the first 60 days after the occurrence of such an event of default consist exclusively of the right to receive additional interest on the notes at a rate equal to 0.25% of the principal amount of the notes over the entire period, which amount will stop accruing if the event of default relating to the reporting obligation is cured prior to the end of such 60-day period. The additional interest will be in addition to any additional interest that may accrue as a result of a registration default (as set forth in the registration rights agreement filed as an exhibit to the registration statement of which this Prospectus is a part), or contingent interest as described above under the caption “—Interest-Contingent Interest.” Such additional interest will be payable in the same manner as additional interest accruing as a result of a registration default. The additional interest will accrue on all outstanding notes from and including the date on which an event of default relating to a failure to comply with the reporting obligations in the indenture first occurs to, but not including, the 60th day thereafter. On the 60th day after such event of default (if the event of default relating to the reporting obligations is not cured or waived prior to such 60th day), the additional interest will cease to accrue and the notes will be subject to acceleration as provided above. The provisions of the indenture described in this paragraph will not affect the rights of holders of notes in the event of the occurrence of any other event of default. In the event we do not elect to pay the additional interest upon an event of default in accordance with this paragraph, the notes will be subject to acceleration as provided above.

In order to elect to pay the additional interest as the sole remedy during the first 60 days after the occurrence of an event of default relating to the failure to comply with the reporting obligations in accordance with the immediately preceding paragraph, we must notify all holders of notes and the trustee and paying agent of such election on or before the close of business on the date on which such event of default occurs.

The holders of a majority in principal amount of the outstanding notes may waive all past defaults (except with respect to nonpayment of principal or interest or failure to deliver amounts due upon conversion of notes) and rescind any such acceleration with respect to the notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing events of default, other than the nonpayment of the principal of and interest on the notes that have become due solely by such declaration of acceleration, have been cured or waived.

Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless such holders have offered to the trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal or interest when due, no holder may pursue any remedy with respect to the indenture or the notes unless:

(1)	such holder has previously given the trustee notice that an event of default is continuing;

(2)	holders of at least 25% in principal amount of the outstanding notes have requested the trustee to pursue the remedy;

(3)	such holders have offered the trustee security or indemnity reasonably satisfactory to it against any loss, liability or expense;

(4)	the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5)	the holders of a majority in principal amount of the outstanding notes have not given the trustee a direction that, in the opinion of the trustee, is inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The Indenture will provide that if an event of default has occurred and is continuing, the trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability. Prior to taking any action under the indenture, the trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The indenture provides that if a default occurs and is continuing and is known to the trustee, the trustee must mail to each holder notice of the default within 90 days after it occurs. Except in the case of a default in the payment of principal of or interest on any note or conversion default, the trustee may withhold notice if and so long as a committee of trust officers of the trustee in good faith determines that withholding notice is in the interests of the holders. In addition, we are required to deliver to the trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any default that occurred during the previous year. We are also required to deliver to the trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain defaults, their status and what action we are taking or propose to take in respect thereof.

Modification and Amendment

Subject to certain exceptions, the indenture or the notes may be amended with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes). However, without the consent of each holder of an outstanding note affected, no amendment may, among other things:

(1)	reduce the amount of notes whose holders must consent to an amendment;

(2)	reduce the rate, or extend the stated time for payment, of interest on any note;

(3)	reduce the principal, or extend the stated maturity, of any note;

(4)	make any change that adversely affects the conversion rights of any notes;

(5)	reduce the designated event purchase price of any note or amend or modify in any manner adverse to the holders of notes our obligation to make such payments, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

(6)	change the place or currency of payment of principal or interest in respect of any note;

(7)	impair the right of any holder to receive payment of principal of and interest on such holder’s notes on or after the due dates therefore or to institute suit for the enforcement of any payment on or with respect to such holder’s notes; or

(8)	make any change in the amendment provisions which require each holder’s consent or in the waiver provisions.

Without the consent of any holder, we and the trustee may amend the indenture to:

(1)	cure any ambiguity, omission, defect or inconsistency;

(2)	provide for the assumption by a successor corporation, partnership, trust or limited liability company of our obligations under the indenture;

(3)	provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code);

(4)	add guarantees with respect to the notes;

(5)	secure the notes;

(6)	add to our covenants for the benefit of the holders or surrender any right or power conferred upon us;

(7)	make any change that does not materially adversely affect the rights of any holder;

(8)	comply with any requirement of the Securities and Exchange Commission in connection with the qualification of the indenture under the Trust Indenture Act; or

(9)	conform any provision contained in the indenture to this “Description of the Notes.”

The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the indenture becomes effective, we are required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the amendment.

Discharge

We may satisfy and discharge our obligations under the indenture by delivering to the notes registrar for cancellation all outstanding notes or by depositing with the trustee or delivering to the holders, as applicable, after the notes have become due and payable, whether at stated maturity, or any purchase date, or upon conversion or otherwise, cash and shares of common stock, if applicable, sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture by us. Such discharge is subject to terms contained in the indenture.

Calculations in Respect of Notes

Except as otherwise provided above, we will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determinations of the closing prices of our common stock, accrued interest payable on the notes and the conversion rate of the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to each of the trustee and the conversion agent, and each of the trustee and conversion agent is entitled to rely conclusively upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of notes upon the request of that holder.

Global Note, Book-Entry Form

The Notes are represented by two or more global notes. We have deposited the global notes with DTC and have registered the global notes in the name of Cede & Co., as DTC’s nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Beneficial interests in a global note may be held directly through DTC if such holder is a participant in DTC, or indirectly through organizations that are participants in DTC, whom we refer to as participants. Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that some persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

Holders who are not participants may beneficially own interests in a global note held by DTC only through participants, or some banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly, who we refer to as indirect participants. So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global note.

We will pay interest on the repurchase price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date, repurchase date or designated event repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We have been informed that DTC’s practice is to credit participants’ accounts upon receipt of funds on that payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by a global note as shown in the records of DTC. Payments by participants to owners of beneficial interests in the principal amount represented by a global note held through participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in “street name.”

Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing its interest.

Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in certificated form in exchange for global notes. In addition, the owner of a beneficial interest in a global note will be entitled to receive a note in certificated form in exchange for such interest if an event of default has occurred and is continuing.

Information Concerning the Trustee; Reports by the Company

We have appointed Wells Fargo Bank, National Association, the trustee under the indenture, as paying agent, conversion agent, notes registrar and custodian for the notes. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

The indenture contains limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in some cases or to realize on some property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

Governing Law

The notes and the indenture will be governed by, and construed in accordance with, the laws of the State of New York.

DESCRIPTION OF CAPITAL STOCK

The following description of our common stock, preferred stock and rights plan is only a summary and is qualified in its entirety by reference to applicable law, our certificate of incorporation, bylaws and rights plan. Therefore, you should read carefully the more detailed provisions of our Sixth Restated Certificate of Incorporation (the “Restated Certificate”), our Amended and Restated Bylaws, and our Stockholder Protection Rights Agreement, dated February 4, 1999, between us and First Chicago Trust Company of New York, as rights agent, which are publicly filed with the SEC. See “Incorporation by Reference.”

Pursuant to our Restated Certificate, our authorized capital stock consists of 300,000,000 shares of common stock, par value $0.10 per share, and 10,000,000 shares of preferred stock, par value $0.10 per share. At August 7, 2007, we had 62,683,283 shares of common stock outstanding and no shares of preferred stock outstanding.

We filed a description of our participating preferred stock purchase rights in a Form 8-A filed with the SEC on February 2, 1999, and have incorporated it by reference into this prospectus.

Common Stock

Subject to any preferential rights that our board of directors may grant in connection with the future issuance of preferred stock, each holder of common stock is entitled to one vote per share on all matters voted upon by the stockholders. Each holder of common stock is entitled to receive ratably any dividends declared on the common stock by the board of directors from funds legally available for distribution. In the event of our liquidation, dissolution or winding up, after we pay all debts and other liabilities and any liquidation preference on the preferred stock, each holder of common stock would be entitled to share ratably in all of our remaining assets. The common stock has no subscription, redemption, conversion or preemptive rights. All shares of common stock are fully paid and nonassessable.

Preferred Stock

Under the Restated Certificate, our board of directors is authorized generally without stockholder approval to issue shares of preferred stock from time to time, in one or more classes or series. Prior to the issuance of shares of each series, the board of directors is required by the General Corporation Law of the State of Delaware (the “DGCL”) and the Restated Certificate to adopt resolutions and file a certificate of designation with the Secretary of State of the State of Delaware. The certificate of designation fixes for each class or series the designations, powers, preferences, rights, qualifications, limitations and restrictions.

Anti-Takeover Effects of Our Restated Certificate, Bylaws, Stockholder Protection Rights Agreement and the DGCL

Our Restated Certificate, bylaws and Stockholder Protection Rights Agreement (the “rights plan”) contain provisions that are designed in part to make it more difficult and time-consuming for a person to obtain control of our company. The provisions of our Restated Certificate, bylaws and rights plan reduce the vulnerability of our company to an unsolicited takeover proposal. Such provisions may also have an adverse effect on the ability of stockholders to influence the governance of our company.

Board of Directors

Our Restated Certificate and bylaws divide the members of our board of directors into three classes serving three-year staggered terms. The classification of directors makes it more difficult for our stockholders to change the composition of our board. The affirmative vote of the holders of at least 66 2/3% of the shares entitled to vote is required to alter or repeal the provision related to the classification of our board.

Stockholder Protection Rights Agreement

On February 4, 1999, our board of directors adopted the rights plan and declared a dividend distribution of one right on each outstanding share of our common stock. Stockholders may transfer the rights with the common stock only until they become exercisable. Each right entitles stockholders to buy, under certain circumstances, one one-hundredth of a share of a new series of participating preferred stock at an exercise price of $200.

Generally, the rights become exercisable only if a person or group (subject to certain exceptions stated in the rights plan, an “acquiring person”) acquires 15% or more of the then outstanding shares of common stock or announces a tender offer which would result in ownership by a person or group of 15% or more of the then outstanding shares of common stock (a “flip-in event”). Upon a flip-in event, each right automatically converts to a right to buy at the right’s then current exercise price, a number of shares of our common stock having a then current market value of twice the right’s exercise price. Any rights, however, that are owned by an acquiring person on or after the date such acquiring person becomes an acquiring person, will be void and unexercisable.

If we are acquired in a merger or certain other business combination transactions after a flip-in event (a “flip-over event”), each right entitles its holder to purchase (except voided rights held by the acquiring person), at the right’s then current exercise price, a number of shares of the acquiring person’s common stock having a then current market value of twice the right’s exercise price.

Following a flip-in event and prior to the acquisition of 50% or more of our common stock by the acquiring person, our board of directors may exchange the rights (except voided rights held by the acquiring person), in whole or in part, at an exchange ratio described in the rights plan.

Prior to a flip-in event, the rights are redeemable for $0.01 per right at the option of the board of directors.

DGCL Section 203

As a corporation organized under the laws of the State of Delaware, we are subject to Section 203 of the DGCL, which restricts certain business combinations between us and an “interested stockholder” (in general, a stockholder owning 15% or more of our outstanding voting stock) or that stockholder’s affiliates or associates for a period of three years following the date on which the stockholder becomes an “interested stockholder.” The restrictions do not apply if:

•	prior to an interested stockholder becoming such, our board of directors approves either the business combination or the transaction in which the stockholder becomes an interested stockholder;

•

upon consummation of the transaction in which the stockholder becomes an interested stockholder, the interested stockholder owns at least 85% of our voting stock outstanding at the time the transaction commenced, subject to certain exceptions; or

•

on or after the date an interested stockholder becomes such, the business combination is both approved by our board of directors and authorized at an annual or special meeting of our stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

Registrar and Transfer Agent

Computershare Trust Company, N.A. is the registrar and transfer agent for the common stock.

SELLING SECURITYHOLDERS

We originally issued and sold the notes to the initial purchasers in a private placement transaction exempt from the registration requirements of the Securities Act. The notes were resold by the initial purchasers in transactions exempt from registration under Rule 144A under the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers as defined by Rule 144A under the Securities Act. Selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and shares of common stock into which the notes are convertible.

The following table sets forth information, as of August 13, 2007, with respect to the selling securityholders and the principal amount of notes beneficially owned by each securityholder that may be offered pursuant to this prospectus. The information is based on information provided by or on behalf of the selling securityholders. We have not sought to verify such information. The selling securityholders may offer all, some or none of the notes or the common stock into which the notes are convertible. Because the selling securityholders may offer all or some portion of the notes or the common stock, we cannot estimate the amount of the notes or the common stock that will be held by the selling securityholders upon termination of any of these sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act.

The number of shares of common stock issuable upon conversion of the notes shown in the table below assumes conversion of the full amount of notes held by each selling securityholder at the initial conversion rate of 13.4748 shares of common stock per $1,000 principal amount of notes and a cash payment in lieu of any fractional shares. This conversion rate is subject to adjustment in certain events. Accordingly, the number of conversion shares may increase or decrease from time to time. Information concerning other selling securityholders will be set forth in prospectus supplements from time to time, if required.

Based upon information provided by the selling securityholders, none of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any positions or office or has had any material relationship with us within the past three years, with the exception of Morgan Stanley & Co. Incorporated, Banc of America Securities LLC, Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and UBS Securities LLC, which acted as the initial purchasers in the original issuance of the notes on December 15, 2006. In the ordinary course of their business, certain of the initial purchasers or their affiliates have from time to time provided, and may in the future provide, investment banking, commercial banking, financial advisory and other services to us and our affiliates.

Selling Securityholder	Principal Amount of Notes Beneficially Owned and Offered Hereby	Number of Shares of Common Stock Beneficially Owned and Offered Hereby (1)
AHFP Context (4)	$500,000	6,737
Alabama Children’s Hospital Foundation (5)	$100,000	1,347
Alcon Laboratories (6)	$578,000	7,788
Alexandra Global Master Fund LTD. (7)	$15,000,000	202,122
Allstate Insurance Company (3)	$1,000,000	30,574
Allstate Life Insurance Company	$10,000,000	134,748
Altma Fund Sicav PLC in Respect of the Grafton Sub Fund (4)	$1,950,000	26,275
American Beacon Funds (8)	$210,000	2,829
Amerisure Mutual Insurance Company (9)	$685,000	9,230
Aristeia International Limited (10)	$84,584,000	1,139,752
Aristeia Partners LP (10)	$10,516,000	141,700
Arkansas PERS (29)	$3,335,000.00	44,938
Arlington County Employee Retirement System (11)	$710,000	9,567
Attorney’s Title Insurance Fund (29)	$216,000.00	2,910
Aventis Pension Master Trust (8)	$750,000	10,106
Aviva Life Insurance Co. (12)	$2,600,000	35,034
Banc of America Securities LLC (2)	$6,276,000	84,567
Basso Fund Ltd (13)	$100,000	1,347
Basso Holdings Ltd. (14)	$1,825,000	24,591

Selling Securityholder	Principal Amount of Notes Beneficially Owned and Offered Hereby	Number of Shares of Common Stock Beneficially Owned and Offered Hereby (1)
Basso Multi-Strategy Holding Fund Ltd. (15)	$450,000	6,063
Bear Stearns International Limited (3)	$10,000,000	134,748
Bear, Stearns & Co. Inc. (2)(3)	$6,648,000	89,580
Blue Cross Blue Shield of Arizona Inc. (8)	$375,000	5,053
Blue Cross Blue Shield of Delaware, Inc. (16)	$700,000	9,432
BNP Paribas Arbitrage (3)	$4,000,000	53,899
Boilermakers - Blacksmith Pension Trust (29)	$3,245,000.00	43,725
Boilermakers - Blacksmith Pension Trust (8)	$4,400,000	59,289
British Virgin Islands Social Security Board (6)	$191,000	2,573
Brookline Avenue Master Fund, LP (17)	$2,500,000	33,687
Bunting Family III, LLC - Capital Appreciation (18)	$200,000	2,694
CALAMOS Convertible Fund - CALAMOS Investment Trust (8)	$13,300,000	179,214
CALAMOS Global Growth & Income Fund - CALAMOS Investment Trust (16)	$300,000	4,042
Canadian Imperial Holdings Inc. (3) (19)	$15,000,000	202,122
CareFirst BlueChoice, Inc. (8)	$1,200,000	16,169
CareFirst of Maryland, Inc. (8)	$1,600,000	21,559
Casam Context Offshore Advantage Fund Limited (4)	$1,100,000	14,822
CEMEX Pension Plan (8)	$400,000	5,389
CGNU Life Fund (12)	$700,000	9,432
Citigroup Global Markets Inc. (2)	$1,468,000	19,781
City of Birmingham Retirement & Relief System (8)	$850,000	11,453
City of Knoxville Pension System (8)	$476,000	6,414
City University of New York (6)	$166,000	2,236
Columbia Convertible Securities Fund (20)	$220,000	2,964
Commercial Union Life Fund (12)	$900,000	12,127
Context Advantage Master Fund, L.P. (4)	$6,450,000	86,912
CQS Convertible and Quantitative Strategies Master Fund Limited (21)	$99,000,000	1,334,005
Credit Suisse Securities (USA) LLC (2)	$5,237,000	70,567
D.E. Shaw Valence Portfolios, L.L.C. (3) (22)	$27,000,000	363,819
DaimlerChrysler Corp Emp#1 Pension Plan, dtd 4/1/89 (23)	$1,261,000	16,991
DBAG London (3)(24)	$24,273,929	327,086
Delta Airlines Master Trust (8)	$1,700,000	22,907
Delta Pilots Disability and Survivorship Trust (8)	$950,000	12,801
DKR Soundshore Oasis Holding Fund Ltd. (25)	$2,000,000	26,949
Domestic & Foreign Missionary Society DFMS (6)	$108,000	1,455
Dorinco Reinsurance Company (8)	$2,175,000	29,307
Family Service Life Insurance Company (3)(26)	$100,000	1,347
FFVA Mutual Insurance Company (6)	$101,000	1,360
Fidelity Life Association	$735,000	9,903
Finch Tactical Plus Class B (4)	$250,000	3,368
Five Sticks, L.P. (27)	$125,000	1,684
Florida Fruit and Vegetable Association (11)	$62,000	835
Florida Power and Light Group Inc. Pension Plan	$487,000	6,562
Fore Convertible Master Fund Ltd (28)	$46,000	619
Fore Erisa Fund, Ltd.	$4,000	53
FPL Group Employees Pension Plan (29)	$1,585,000	21,357
FPL Group Employees Pension Plan (23)	$487,000	6,562
Franklin and Marshall College (23)	$30,000	404
Froley Revy Alternative Strategies (29)	$250,000	3,368
Genesee County Employees’ Retirement System (16)	$1,300,000	17,517
Georgia Firefighters Pension Fund (30)	$525,000	7,074
Georgia Municipal Employee Benefit System (6)	$1,526,000	20,562
Government of Singapore Investment Corporation Pte Ltd	$1,465,000	19,740
Government of Singapore Investment Corporation Pte Ltd	$535,000	7,209
Grable Foundation (11)	$81,000	1,091
Grady Hospital Foundation (6)	$159,000	2,142
Greek Catholic Union of the USA (8)	$500,000	6,737
Group Hospitalization and Medical Services, Inc. (8)	$2,325,000	31,328
Guardian Life Insurance Company (3)(26)	$10,100,000	136,095
Guardian Pension Trust (3)(26)	$800,000	10,779
Harry M. & Violet Turner Charitable Trust (31)	$200,000	2,694
Health Plan of Michigan (32)	$125,000	1,684
Highbridge Convertible Arbitrage Master Fund LP (33)	$7,866,000	105,992
Highbridge International LLC (34)	$34,816,000	469,138
Independence Blue Cross (6)	$877,000	11,817
Independence Blue Cross Blue Shield (11)	$750,000	10,106
ING Equity Income Fund (2)(3)	$3,104,000	41,825
ING Investors Trust - ING T. Rowe Price Capital Appreciation Portfolio (18)	$5,590,000	75,324
Injured Workers Insurance Fund (30)	$850,000	11,453
Innovest Finanzdienstle (9)	$3,765,000	50,732
Institutional Benchmarks Series (Master Feeder) Limited in Respect of Alcor Series (4)	$300,000	4,042
Institutional Benchmarks Series (Master Feeder) Limited in Respect of Electra Series c/o Quattro Fund (35)	$350,000	4,716

Selling Securityholder	Principal Amount of Notes Beneficially Owned and Offered Hereby	Number of Shares of Common Stock Beneficially Owned and Offered Hereby (1)
Jackson County Employees’ Retirement System (8)	$475,000	6,400
Kamunting Street Master Fund, LTD (36)	$10,000,000	134,748
KBC Convertibles MAC 28 Limited (3)(37)	$2,800,000	37,729
KBC Diversified Funds (3)(37)	$4,600,000	61,984
KBC Financial Products USA Inc. (2)	$9,000,000	121,273
Knollwood Investment Partnership Capital Appreciation Conv. (18)	$220,000	2,964
Knoxville Utilities Board Retirement System (8)	$335,000	4,514
Louisiana CCRF (5)	$275,000	3,705
Louisiana Workers’ Compensation Corporation (8)	$425,000	5,726
Lyxor/Context Fund Ltd (3)(4)	$4,500,000	60,636
Lyxor Quest Fund, Ltd. (38)	$1,500,000	20,212
Mackay Shields LLC (3)(39)	$2,475,000	33,350
Macomb County Employees’ Retirement System (8)	$750,000	10,106
McMahan Securities Co., L.P. (2)(40)	$2,000,000	26,949
Morgan Stanley Convertible Securities Trust (2)(3)	$1,750,000	23,580
Morgan Stanley Fundamental Value Fund (2)(3)	$252,000	3,395
Munson Medical Center Retirement Plan (8)	$279,000	3,759
Munson2 Healthcare Board Designated Operating Fund (8)	$307,000	4,136
NORCAL Mutual Insurance Company (8)	$800,000	10,779
North Dakota State Investment Board (8)	$780,000	10,510
Norwic Union Life and Pensions (12)	$1,800,000	24,254
Nuveen Preferred & Convertible Fund JQC (5)	$9,500,000	128,010
Nuveen Preferred & Convertible Income Fund JPC (5)	$6,700,000	90,281
Oakwood Assurance Company Ltd. (8)	$106,000	1,428
Oakwood Healthcare Inc. - OHP (8)	$30,000	404
Oakwood Healthcare Inc. - Professional Liability (16)	$23,000	309
Oakwood Healthcare Inc. - Working Capital (8)	$74,000	997
Oakwood Healthcare Inc. Endowment / A & D (8)	$22,000	296
Oakwood Healthcare, Inc. Funded Depreciation (8)	$551,000	7,424
Oakwood Healthcare Inc. Pension (8)	$216,000	2,910
Occidental Petroleum Corporation (6)	$385,000	5,187
Partners Group Alternative Strategies PCC Limited, Red Delta Cell c/o Quattro Fund (41)	$550,000	7,411
PBGC Maintenance (42)	$375,000	5,053
Penn Series Funds, Inc. - Flexibility Managed Fund (18)	$2,388,000	32,177
Platinum Grove Contingent Capital Master Fund (43)	$11,267,000	151,820
Polygon Global Opportunities Master Fund Ltd. (44)	$15,000,000	202,122
Port Authority of Allegheny County Consolidated Trust Fund (8)	$140,000	1,886
Port Authority of Allegheny County Retirement and Disability Allowance Plan for the Employees Represented by Local 85 of the Amalgamated Transit Union (8)	$1,500,000	20,212
Prisma Foundation (8)	$320,000	4,311
Privilege Portfolio SICAV (12)	$5,000,000	67,374
Pro Mutual (6)	$1,053,000	14,188
Putnam Convertible Income - Growth Trust (3)	$5,000,000	67,374
Quattro Fund Ltd. (45)	$3,750,000	50,530
Quattro Multistrategy Masterfund LP (45)	$350,000	4,716
Quest Global Convertible Master Fund, Ltd. (38)	$500,000	6,737
Radian Asset Assurance, Inc. (30)	$1,900,000	25,602
Radian Guaranty (30)	$425,000	5,726
Radian Insurance Inc. (30)	$4,800,000	64,679
Rampart Enhanced Convertible Investors, LLC (23)	$222,000	2,991
Redbrick Capital Master Fund Ltd (46)	$25,000,000	336,870
Rhythm Fund, Ltd. (3)(37)	$2,600,000	35,034
S.A.C. Arbitrage Fund, LLC (47)	$7,000,000	94,323
Sage Capital Management, LLC (48)	$1,500,000	20,212
Sailfish Multi-Strategy Fixed Income Master Fund (G2), Ltd. (49)	$28,266,000	380,878
San Francisco City and County ERS (6)	$1,648,000	22,206
San Francisco Public Employee Retirement System (11)	$1,402,000	18,891
SCI Endowment Care Common Trust Fund - Regions Bank (8)	$425,000	5,726
SCI Endowment Care Common Trust Fund - SunTrust Bank (8)	$170,000	2,290
SCI Endowment Care Common Trust Fund - US Bank, NA (8)	$90,000	1,212
Silvercreek Limited Partnership (50)	$5,000,000	67,374
Silvercreek II Limited (50)	$7,000,000	94,323
SPT (8)	$1,400,000	18,864
T. Rowe Price Capital Appreciation Fund (18)	$16,828,000	226,753
T. Rowe Price Capital Appreciation Trust (18)	$194,000	2,614
The Dow Chemical Company Employees’ Retirement Plan (8)	$4,600,000	61,984
The Police and Fire Retirement System of the City of Detroit (6)	$644,000	8,677
Thrivent Financial for Lutherans (51)	$4,000,000	53,899
Trustmark Insurance Company (6)	$413,000	5,565
UBS Securities LLC (2)(52)(53)	$600,000	8,084	(55)
UIF Equity and Income Fund (2)(3)	$1,704,000	22,961
Union Carbide Retirement Account (8)	$2,350,000	31,665
United Healthcare - AARP	$700,000	9,432

Selling Securityholder	Principal Amount of Notes Beneficially Owned and Offered Hereby	Number of Shares of Common Stock Beneficially Owned and Offered Hereby (1)
United Healthcare - UHIC	$700,000	9,432
Univar USA Inc. Retirement Plan (8)	$1,175,000	15,832
US Allianz Equity Income Fund (2)(3)	$650,000	8,758
US Bank FBO Essentia Health Services (8)	$415,000	5,592
Van Kampen Equity and Income Fund (2)(3)	$54,290,000	731,546
Van Kampen Harbor Fund (2)(3)	$3,250,000	43,793
Vicis Capital Master Fund (55)	$9,000,000	121,273
Waterstone Market Neutral Mac 51, Ltd. (56)	$16,042,000	216,162
Waterstone Market Neutral Master Fund, Ltd. (56)	$28,958,000	390,203
Worldwide Transactional Limited (4)	$450,000	6,063

TOTAL (57)	$809,583,929.00	10,926,002

(1)	Represents an estimated number of shares of our common stock issuable under certain circumstances assuming conversion of all of the selling securityholder’s notes into common stock, based on the initial conversion rate of 13.4748 shares of our common stock per $1,000 principal amount at maturity of the notes. This conversion rate is subject to adjustment, however, as described in this prospectus under “Description of the Notes—Conversion Rate Adjustments.” As a result, the number of shares of our common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	The selling securityholder is a broker-dealer.

(3)	The selling securityholder is an affiliate of a broker-dealer.

(4)	Michael S. Rosen and William D. Fertig, of Context Capital Management, LLC, investment advisor to the selling securityholder, are the natural persons who may exercise voting power and investment control over this selling securityholder and this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(5)	Ann Houlihan is the natural person who may exercise voting power and investment control over this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(6)	Tracy V. Maitland, chief information officer and president of Advent Capital Management, LLC, is the natural person who may exercise voting power and investment control over this selling securityholder and this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(7)	Alexandra Investment Management, LLC, a Delaware limited liability company (“Alexandra”), serves as investment advisor to the selling securityholder. By reason of such relationship, Alexandra may be deemed to share dispositive power or investment control over the shares of common stock stated as beneficially owned by the selling securityholder. Alexandra disclaims beneficial ownership of such shares of common stock. Mikhail A. Filimonov is a managing member of Alexandra. By reason of such relationship, Mr. Filimonov may be deemed to share dispositive power or investment control over the shares of common stock stated as beneficially owned by the selling securityholder. Mr. Filimonov disclaims beneficial ownership of such shares of common stock.

(8)	Nick Calamos, chief information officer of Calamos Advisors LLC, is the natural person who may exercise voting power and investment control over this selling securityholder and this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(9)	Nicholas-Applegate Capital Management LLC (“Nicholas-Applegate”) is an investment advisor registered under the Investment Advisors Act of 1940. Nicholas-Applegate is an affiliate of Nicholas-Applegate Securities LLC, a limited purpose broker-dealer registered with the NASD effective April 1993. Nicholas-Applegate Securities was organized in December 1992 for the sole purpose of distributing mutual funds sponsored by Nicholas-Applegate. This selling securityholder has delegated full investment authority to Nicholas-Applegate, as investment advisor, over these securities, including full dispositive power. The chief investment officer of Nicholas-Applegate is Noracio A. Valeiras, CFA, who, in such capacity, has oversight authority over all portfolio managers at Nicholas-Applegate.

(10)	Aristeia Capital LLC is the investment manager for Aristeia International Limited. Aristeia Capital LLC is jointly owned by Kevin Toner, Robert H. Lynch Jr., Anthony Frascella and William R. Techor, who are the natural persons who may exercise voting power and investment control over this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(11)	Desmond Singh is the natural person who may exercise voting power and investment control over this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(12)	David Clott is the natural person who may exercise voting power and investment control over this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(13)	Basso Capital Management, L.P. is the investment manager to Basso Fund Ltd. (the “Basso Fund”). Howard Fischer is a managing member of Basso GP LLC, the general partner of Basso Capital Management, L.P. Mr. Fischer has ultimate responsibility for trading with respect to the Basso Fund. Mr. Fischer disclaims ultimate beneficial ownership of the shares.

(14)	Basso Capital Management, L.P. is the investment manager to Basso Holdings Ltd. (the “Basso Fund”). Howard Fischer is a managing member of Basso GP LLC, the general partner of Basso Capital Management, L.P. Mr. Fischer has ultimate responsibility for trading with respect to the Basso Fund. Mr. Fischer disclaims ultimate beneficial ownership of the shares.

(15)	Basso Capital Management, L.P. is the investment manager to Basso Multi-Strategy Holding Fund Ltd. (the “Basso Fund”). Howard Fischer is a managing member of Basso GP LLC, the general partner of Basso Capital Management, L.P. Mr. Fischer has ultimate responsibility for trading with respect to the Basso Fund. Mr. Fischer disclaims ultimate beneficial ownership of the shares.

(16)	Nick Calamos, chief information officer of Calamos Advisors LLC, is the natural person who may exercise voting power and investment control over this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(17)	Richard M. Morano II and Charles B. Slotnik are the sole members of Kenmore Square, LLC, the general partner of Brookline Avenue Partners, LP. Brookline Avenue Partners, LP is the investment manager of Brookline Avenue Master Fund, LP.

(18)	T. Rowe Price Investment Services, Inc. (“TRPIS”), a registered broker-dealer, is a subsidiary of T. Rowe Price Associates, Inc., the investment advisor to this fund and account. TRPIS was formed primarily for the limited purpose of acting as the principal underwriter of shares of the T. Rowe Price Capital Appreciation Fund, as well as other funds in the T. Rowe Price fund family. TRPIS does not engage in underwriting or market-making activities involving securities.

(19)	Joseph Venn, Sybi Czeneszew and Andrew Henry are the natural persons who may exercise voting power and investment control over this selling securityholder.

(20)	Yangfang (Emma) Yan is the natural person who may exercise investment control over this selling securityholder’s notes and common stock issuable upon the conversion of notes. The Columbia Proxy Voting Committee may exercise voting power over this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(21)	Alan Smith, Blair Gauld, Dennis Hunter, Karla Bodden and Jim Rogers, directors of the selling securityholder, are the natural persons who may exercise voting power and investment control over this selling securityholder and this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(22)	D.E. Shaw & Co., L.P. as either managing member or investment advisor, has voting and investment control over any shares of common stock issuable upon conversion of the notes owned by this selling securityholder. Julius Gaudio, Eric Wepsic and Anne Dinning, or their designees, exercise voting and investment control over the notes on D.E. Shaw & Co. L.P.’s behalf.

(23)	Jack Feiler, chief investment officer of Palisade Capital Management, LLC, investment advisor to the selling securityholder, is the natural person who may exercise voting power and investment control over this selling securityholder and this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(24)	Patrick Corrigan is the natural person who may exercise voting power and investment control over this selling securityholder and this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(25)	The investment manager of DKR SoundShore Oasis Holding Fund, Ltd. (the “Fund”) is DKR Oasis Management Company LP (the “Investment Manager”). The Investment Manager has the authority to do any and all acts on behalf of the Fund, including voting any shares held by the Fund. Seth Fischer is the managing partner of Oasis Management Holdings LLC, one of the general partners of the Investment Manager. Mr. Fischer has ultimate responsibility for investments with respect to the Fund. Mr. Fischer disclaims beneficial ownership of the shares.

(26)	John B. Murphy, managing director of Guardian Life Insurance Co. of America, is the natural person who may exercise voting power and investment control over this selling securityholder and this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(27)	Basso Capital Management, L.P. is the investment manager to Five Sticks, L.P. (the “Fund”). Howard Fischer is a managing member of Basso GP LLC, the general partner of Basso Capital Management, L.P. Mr. Fischer has ultimate responsibility for trading with respect to the Fund. Mr. Fischer disclaims ultimate beneficial ownership of the shares.

(28)	Matthew Li is the natural person who may exercise voting power and investment control over this selling securityholder’s notes and common stock issuable upon the conversion of the notes. Fore Research & Management LP may exercise voting power and investment control over this selling securityholder.

(29)	Ann Houlihan is the natural person who may exercise voting power and investment control over the selling securityholder and the selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(30)	Maren Lindstrom is the natural person who may exercise voting power and investment control over this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(31)	Steven A. Coloria, CFA, vice president and secretary, is the natural person who may exercise voting power and investment control over this selling securityholder and this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(32)	Gene Pretti is the natural person who may exercise voting power and investment control over this selling securityholder and this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(33)	Highbridge Capital Management, LLC is the trading manager of Highbridge Convertible Arbitrage Master Fund LP and has voting control and investment discretion over the securities held by Highbridge Convertible Arbitrage Master Fund LP. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge Convertible Master Fund LP. Each of Highbridge Capital Management, LLC, Mr. Dubin and Mr. Swieca disclaims beneficial ownership of the securities held by Highbridge Convertible Arbitrage Master Fund LP.

(34)	Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment discretion over the securities held by Highbridge International LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge International LLC. Each of Highbridge Capital Management, LLC, Mr. Dubin and Mr. Swieca disclaims beneficial ownership of the securities held by Highbridge International LLC.

(35)	Gary Crowder is the natural person who may exercise voting power and investment control over this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(36)	Allen Teh is the natural person who may exercise voting power and investment control over this selling securityholder and this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(37)	Carlo George, of KBC Alternative Investment, has ultimate dispositive power over the registrable securities of the selling securityholder and is the natural person who may exercise voting power and investment control over this selling securityholder.

(38)	Frank Campana and James Doolin are the natural persons who may exercise voting power and investment control over this selling securityholder.

(39)	Edward Silverstein, a managing director of MacKay Shields LLC, is the natural person who may exercise voting power and investment control over this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(40)	Joe Castro, Ronald Fertig, Alan Streiter, Jay Glassmor, Joe Dayer, Pat Ransom and Norman Zieglel, members of the Executive Committee, are the natural persons who may exercise voting power and investment control over this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(41)	Mark Rowe, Felix Haldner, Michael Fichet and Denis O’Maley are the natural persons who may exercise voting power and investment control over this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(42)	Chris Dialynas is the natural person who may exercise voting power and investment control over this selling securityholder and this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(43)	Yan Vtorov is the natural person who may exercise voting power and investment control over this selling securityholder and this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(44)	Polygon Investment Partner LLP and Polygon Investment Partners LP (together, the “Investment Managers”), Polygon Investments Ltd. (the “Manager”), Alexander E. Jackson, Reade E. Griffith and Patrick G. G. Dear share voting and dispositive power of the securities held by Polygon Global Opportunities Master Fund. The Investment Managers, the Manager, Mr. Jackson, Mr. Griffith and Mr. Dear disclaim beneficial ownership of the securities held by Polygon Global Opportunities Master Fund.

(45)	Andrew Kaplan, Brian Swain and Louis Napoli are the natural persons who may exercise voting power and investment control over this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(46)	Jeff Baum, of Redbrick Capital Management L.P., and Tony Morgan are the natural persons who may exercise voting power and investment control over this selling securityholder and this selling securityholder’s notes and common stock issuable from the conversion of the notes.

(47)	Pursuant to investment agreements, each of S.A.C. Capital Advisors, LLC, a Delaware limited liability company (“SAC Capital Advisors”), and S.A.C. Capital Management, LLC, a Delaware limited liability company (“SAC Capital Management”), share all investment and voting power with respect to the securities held by S.A.C. Arbitrage Fund, LLC. Steven A. Cohen controls both SAC Capital Advisors and SAC Capital Management. Each of SAC Capital Advisors, SAC Capital Management and Mr. Cohen disclaims beneficial ownership of any of the selling securityholder’s notes.

(48)	Peter deLisser, managing member, is the natural person who may exercise voting power and investment control over this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(49)	Mark Fishman and Sal Naro may be deemed to share beneficial ownership of the notes owned of record by Sailfish Multi-Strategy Fixed Income Master Fund (G2), Ltd. by virtue of their status as managing members of Sailfish Capital Partners, LLC, a Delaware limited liability company, the principal business of which is serving as the investment manager of Sailfish Multi-Strategy Fixed Income Master Fund (G2), Ltd. Each of Mr. Fischer and Mr. Naro shares investment and voting power with respect to the ownership interests of the notes owned by Sailfish Multi-Strategy Fixed Income Master Fund (G2), Ltd., but disclaims beneficial ownership of such interests.

(50)	Louise Morwick, president, and Bryn Joynt, vice president, are the natural persons who may exercise voting power and investment control over this selling securityholder and this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(51)	Thrivent Financial for Lutherans is a fraternal benefit society owned by its members. Investment authority over the selling securityholder and this selling securityholder’s notes and common stock issuable upon the conversion of the notes has been delegated by its Board of Directors to Russell Swansen, its senior vice president and chief investment officer. Mr. Swansen also has authority to subdelegate.

(52)	John Dibacco, on behalf of UBS Securities LLC, is the natural person who may exercise voting power and investment control over this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(53)	Disclosure does not include fixed income positions and equity options

(54)	Total does not include an additional 11,015 shares of common stock beneficially owned by this selling securityholder.

(55)	Shad Stastney, John Succo and Sky Lucas control Vicis Capital LLC, the investment manager of the selling securityholder. As such, they are the natural persons who may exercise voting power and investment control over this selling securityholder and this selling securityholder’s notes and common stock issuable upon the conversion of the notes. Mr. Stastney, Mr. Succo and Mr. Lucas disclaim individual ownership of the securities.

(56)	Shawn Bergerson is the natural person who may exercise voting power and investment control over this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

(57)	Total principal amount of selling securityholders listed is more than $600.0 million because certain of the selling securityholders may have transferred notes pursuant to Rule 144A or otherwise reduced their position prior to selling pursuant to this prospectus supplement. The maximum principal amount of notes that may be sold under this prospectus will not exceed $600.0 million.

To the extent that any of the selling securityholders identified above are broker-dealers, they are deemed to be, under interpretations of the SEC, “underwriters” within the meaning the Securities Act.

With respect to the selling securityholders that are affiliates of broker-dealers, we believe that such entities acquired their notes and underlying common stock in the ordinary course of business and, at the time of the purchase of the notes and the underlying common stock, such selling securityholders had no agreements or undertakings, directly or indirectly, with any person to distribute the notes or underlying common stock. To the extent that we become aware that such entities did not acquire their notes or underlying common stock in the ordinary course of business or did have such an agreement or understanding, we will file a prospectus supplement or a post-effective amendment to the registration statement of which this prospectus is a part to designate such affiliate as an “underwriter” within the meaning of the Securities Act.

PLAN OF DISTRIBUTION

The selling securityholders and their successors, which term includes their transferees, pledgees or donees or their successors may sell the notes and the underlying common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The securities may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to the prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including the NYSE;

•	in the over-the-counter market;

•	otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options, whether the options are listed on an options exchange or otherwise; or

•	through the settlement of short sales.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

In connection with the sale of the notes and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of the common stock in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell the notes and the underlying common stock short and deliver these securities to close out such short positions, or loan or pledge the notes or the underlying common stock to broker-dealers that in turn may sell these securities.

The aggregate proceeds to the selling securityholders from the sale of the notes or the underlying common stock offered by them hereby will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

Our outstanding common stock is listed for trading on the NYSE. We do not intend to list the notes for trading on any national securities exchange or on the NASDAQ National Market and can give no assurance about the development of any trading market for the notes. In order to comply with the securities laws of some states, if applicable, the notes and the underlying common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.

Broker-dealers or agents that participate in the sale of the notes and the underlying common stock are “underwriters” within the meaning of Section 2(11) of the Securities Act. Selling securityholders that participate in the sale of the notes and the underlying common stock may also be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Profits on the sale of the notes and the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. To the extent the selling securityholders may be deemed to be “underwriters,” they may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

The selling securityholders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder. Regulation M of the Exchange Act may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholder and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling securityholders.

A selling securityholder may decide not to sell any notes or the underlying common stock described in this prospectus. We cannot assure holders that any selling securityholder will use this prospectus to sell any or all of the notes or the underlying common stock. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. In addition, a selling securityholder may transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

With respect to a particular offering of the notes and the underlying common stock, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:

•	the specific notes or common stock to be offered and sold;

•	the names of the selling securityholders;

•	the respective purchase prices and public offering prices and other material terms of the offering;

•	the names of any participating agents, broker-dealers or underwriters; and

•	any applicable commissions, discounts, concessions and other items constituting, compensation from the selling securityholders.

We will pay all of our expenses and specified expenses incurred by the selling securityholders incidental to the registration, offering and sale of the notes and the common stock issuable upon conversion of the notes to the public, but each selling securityholder will be responsible for payment of broker’s commissions, agency fees and discounts or commissions of underwriters.

Our obligation to use reasonable efforts to keep the registration statement to which this prospectus relates effective is subject to specified, permitted exceptions, each as set forth in the registration rights agreement filed as an exhibit to the registration statement of which this prospectus is a part, but in no event will we be required to keep it effective beyond the date two years after the original issuance of the notes in December 2006. We may suspend the use of this prospectus for offers and sales of the notes and the shares of common stock under certain circumstances, including circumstances relating to pending corporate developments, for a period not to exceed 90 days in any twelve-month period. We need not specify the nature of the event giving rise to a suspension in any notice of a suspension provided to the holders. If we exceed the permitted time period exceptions, we have agreed to pay additional interest at a rate per annum equal to 0.25% for the first 90 days after the occurrence of the event and 0.50% after the first 90 days of the outstanding principal amount of the notes, not to exceed 0.50% per annum.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material United States federal income tax considerations relating to the purchase, ownership and disposition of the notes and common stock into which the notes are convertible, but is not a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary is limited to holders who hold the notes and the common stock into which such notes are convertible as capital assets. This summary also does not address the effect of the United States federal estate or gift tax laws or the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to a holder’s particular circumstances or to holders that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	S-corporations, partnership or other pass-through entities;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	foreign persons or entities (except to the extent specifically set forth below);

•	persons that own, or are deemed to own, more than 5% of the common stock of our company (except to the extent specifically set forth below);

•

persons that own more than 5% of the fair market value of the notes or, on the date of acquisition of the notes, own notes with a fair market value of more than 5% of the aggregate fair market value of our common stock;

•	expatriates and certain former citizens or long-term residents of the United States;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons who hold the notes as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell the notes or common stock under the constructive sale provisions of the Code.

THIS SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND COMMON STOCK ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Classification of the Notes

Under the indenture governing the notes, we and each holder of the notes agree, for United States federal income tax purposes, to treat the notes as indebtedness that is subject to the Treasury regulations governing contingent payment debt instruments (the “Contingent Debt Regulations”) in the manner described below. The remainder of this discussion assumes that the notes will be so treated and does not address any possible differing treatment of the notes. The IRS has issued a revenue ruling with respect to instruments similar to the note and this ruling supports certain aspects of the treatment described below. However, the application of the Contingent Debt Regulations to instruments such as the notes remains uncertain in several other respects, and no rulings have been sought from the IRS or a court with respect to any of the tax consequences discussed below. Accordingly, no assurance can be given that the IRS or a court will agree with the treatment described herein. Any differing treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in the notes. In particular, a holder might be required to accrue original issue discount at a higher or lower rate, might not recognize income, gain or loss upon conversion of the notes to common stock, and might recognize capital gain or loss upon a taxable disposition of the notes. Holders are urged to consult their tax advisors concerning the tax treatment of holding the notes.

Consequences to U.S. Holders

The following is a summary of certain material United States federal income tax consequences that will apply to you if you are a U.S. holder of the notes or common stock. Certain consequences to “non-U.S. holders” of the notes or common stock are described under “-Consequences to Non-U.S. Holders” below. “U.S. holder” means a beneficial owner of a note or common stock that is:

•	an individual citizen or resident of the United States;

•

a corporation or other entity taxable as a corporation for United States federal income tax purposes created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a United States court and the control of one or more United States persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

Accrual of Interest

Under the Contingent Debt Regulations, actual cash payments on the notes will not be reported separately as taxable income, but will be taken into account under such regulations. As discussed more fully below, the effect of the Contingent Debt Regulations will be to:

•	require you, regardless of your usual method of tax accounting, to use the accrual method with respect to the notes;

•

require you to accrue and include in taxable income each year original issue discount at the comparable yield (as described below) which will be substantially in excess of interest payments actually received by you; and

•	generally result in ordinary rather than capital treatment of any gain, and to some extent loss, on the sale, exchange, conversion, repurchase or redemption of the notes.

Subject to the adjustments described below under “—Adjustments to Interest Accruals on the Notes” that are applicable if you purchase the notes for a price other than the adjusted issue price (as defined below), you will be required to accrue an amount of original issue discount for U.S. federal income tax purposes, for each accrual period prior to and including the maturity date of the note that equals:

•

the product of (i) the adjusted issue price of the notes as of the beginning of the accrual period and (ii) the comparable yield to maturity (as defined below) of the notes, adjusted for the length of the accrual period;

•	divided by the number of days in the accrual period; and

•	multiplied by the number of days during the accrual period that you held the notes.

The issue price of a note is the first price at which a substantial amount of the notes is sold to the public, excluding bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a note is its issue price increased by any original issue discount previously accrued, determined without regard to any adjustments to original issue discount accruals described below, and decreased by the amounts of any prior projected payments.

Under the Contingent Debt Regulations, you will be required to include original issue discount in income each year, regardless of your usual method of tax accounting, based on the comparable yield of the notes. We have determined the comparable yield of the notes based on the rate, as of the initial issue date, at which we would issue a fixed rate nonconvertible debt instrument with no contingent interest payments but with terms and conditions otherwise similar to the notes. Accordingly, we have determined that the comparable yield is an annual rate of 5.59%, compounded semi-annually.

We are required to furnish to you the comparable yield and, solely for tax purposes, a projected payment schedule that includes the actual interest payments, if any, on the notes and estimates of the amount and timing of contingent interest payments and payment upon maturity of the notes, taking into account the fair market value of the common stock that might be paid upon a conversion of the notes. You may obtain the projected payment schedule by submitting a written request for it to us at the address set forth in “Prospectus Summary.” By purchasing the notes, you agree in the indenture to be bound by our determination of the comparable yield and projected payment schedule. For United States federal income tax purposes, you must use the comparable yield and the projected payment schedule in determining your original issue discount accruals, and the adjustments thereto described below, in respect of the notes.

Special rules may apply if one or more contingent payments on a note become fixed more than six months prior to the due date of the payment. Generally, in this case a U.S. holder would be required to make adjustments to account for the difference between the present value of the amount so treated as fixed and the present value of the projected payment. A U.S. holder’s tax basis in the note would also be affected. In addition, special rules may apply if all remaining contingent payments become fixed substantially contemporaneously. U.S. holders are urged to consult their tax advisors concerning the application of these special rules.

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of your original issue discount and adjustments thereto in respect of the notes for U.S. federal income tax purposes and do not constitute a projection or representation regarding the actual amount of the payments on a note.

Adjustments to Interest Accruals on the Notes

If the actual contingent payments made on the notes differ from the projected contingent payments, adjustments will be made for the difference. If, during any taxable year, you receive actual payments with respect to the notes for that taxable year that in the aggregate exceed the total amount of projected payments for the taxable year, you will incur a positive adjustment equal to the amount of such excess. Such positive adjustment will be treated as additional original issue discount in such taxable year. For these purposes, the payments in a taxable year include the amount of cash and the fair market value of property received in that year, including the fair market value of our common stock received upon a conversion. If you receive in a taxable year actual payments that in the aggregate are less than the amount of projected payments for the taxable year, you will incur a negative adjustment equal to the amount of such deficit. A negative adjustment will be treated as follows:

•	first, a negative adjustment will reduce the amount of original issue discount required to be accrued in the current year;

•

second, any negative adjustments that exceed the amount of original issue discount accrued in the current year will be treated as ordinary loss to the extent of your total prior original issue discount inclusions with respect to the notes, reduced to the extent such prior original issue discount was offset by prior negative adjustments; and

•

third, any excess negative adjustments will be treated as a regular negative adjustment in the succeeding taxable year or will reduce the amount realized on a sale, exchange, conversion, repurchase or redemption of the note.

A net negative adjustment is not subject to the two percent floor limitation imposed on miscellaneous deductions.

If you acquired a note at a discount or premium to its adjusted issue price on your acquisition date, you must, upon acquiring the note, reasonably allocate the difference between your tax basis and the adjusted issue price to daily portions of interest or projected payments over the remaining term of the note. You should consult your tax advisor regarding these allocations.

If your tax basis were greater than the adjusted issue price of your note on your acquisition date, the amount of the difference allocated to a daily portion of interest or to a projected payment is treated as a negative adjustment on the date the daily portion accrues or the payment is made. On the date of the adjustment, your adjusted basis in your note is reduced by the amount treated as a negative adjustment.

If your tax basis were less than the adjusted issue price of your note on your acquisition date, the amount of the difference allocated to a daily portion of interest or to a projected payment is treated as a positive adjustment on the date the daily portion accrues or the payment is made. On the date of the adjustment, your adjusted basis in your note is increased by the amount treated as a positive adjustment.

Sale, Exchange, Conversion, Repurchase or Redemption of the Notes

Upon the sale, exchange, repurchase or redemption of a note, as well as upon a conversion of a note, you will recognize gain or loss equal to the difference between your amount realized and your adjusted tax basis in the note. As a holder of a note, you agree that under the Contingent Debt Regulations, the amount realized will include the fair market value of our common stock that you receive on the conversion as a contingent payment. Such gain on a note generally will be treated as interest income. Loss from the disposition of a note will be treated as ordinary loss to the extent of your prior net original issue discount inclusions with respect to the notes. Any loss in excess of that amount will be treated as capital loss, which will be long-term if the notes were held for more than one year. The deductibility of capital losses is subject to limitations.

Special rules apply in determining the tax basis of a note. Your adjusted tax basis in a note is generally equal to your original purchase price for the note, increased by original issue discount (determined without regard to any adjustments to interest accruals described above, other than any positive or negative adjustments to reflect discount (which increase basis) or premium (which decrease basis), respectively, to the adjusted issue price, if any) and reduced by the amount of any noncontingent payment and the projected amount of any contingent payments previously scheduled to be made on the note.

Under this treatment, your tax basis in the common stock received upon conversion of a note will equal the then current fair market value of such common stock. Your holding period for our common stock will commence on the day after conversion.

Constructive Dividends

Holders of convertible debt instruments such as the notes may, in certain circumstances, be deemed to have received distributions of stock if the conversion price of such instruments is adjusted. However, adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments will generally not be deemed to result a in a constructive distribution of stock. Certain of the possible adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to our stockholders and adjustments in connection with a conversion upon a fundamental change) may not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, you will be deemed to have received constructive distributions includible in your income in the manner described under “—Dividends” below even though you have not received any cash or property as a result of such adjustments. In certain circumstances, the failure to provide for such an adjustment may also result in a constructive distribution to you. It is unclear whether a constructive dividend would be eligible for the reduced rate of United States federal income tax applicable to certain dividends received by noncorporate U.S. holders. Similarly, it is also unclear whether a corporate U.S. holder would be entitled to claim the dividends-received deduction with respect to a constructive dividend. You should consult your own tax advisors with respect to the tax consequences of any such adjustment.

Dividends

If you convert your notes into our common stock, distributions, if any, made on our common stock generally will be included in your income as ordinary dividend income to the extent of our current and accumulated earnings and profits. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of your adjusted tax basis in the common stock and thereafter as capital gain from the sale or exchange of such common stock. Dividends received by a corporate U.S. holder may be eligible for a dividends received deduction, and dividends received by noncorporate U.S. holders generally will be subject to tax at the lower applicable capital gains rate for taxable years beginning before January 1, 2011, provided in each case that certain holding period requirements are satisfied.

Sale, Exchange or Redemption of Common Stock

If you convert your notes into our common stock, then upon the sale, exchange or redemption of our common stock, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) your adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if your holding period in the common stock is more than one year at the time of the sale, exchange or redemption. Long-term capital gains recognized by certain noncorporate U.S. holders, including individuals, will generally be subject to a reduced rate of United States federal income tax. Your adjusted tax basis and holding period in common stock received upon conversion of a note are determined as discussed above under “—Sale, Exchange, Conversion, Repurchase or Redemption of the Notes.” The deductibility of capital losses is subject to limitations.

Additional Payments

We may be required to make additional payments to you upon a registration default on the notes, as set forth in the registration rights agreement filed as an exhibit to the registration statement of which this Prospectus is a part. We intend to take the position for United States federal income tax purposes that any such additional payments should be taxable to you as additional ordinary income when received or accrued, in accordance with your method of tax accounting. This position is based in part on the assumption that as of the date of issuance of the notes, the possibility that such additional payments will have to be paid is a “remote” or “incidental” contingency within the meaning of applicable Treasury Regulations. Our determination that such possibility is a remote or incidental contingency is binding on you, unless you explicitly disclose that you are taking a different position to the IRS on your tax return for the year during which you acquire the note. However, the IRS may take a contrary position from that described above, which could affect the timing and character of your income with respect to such additional payments.

If there is a registration default on the notes, you are urged to consult your tax advisors concerning the appropriate tax treatment of the payment of such additional amounts to you.

Backup Withholding and Information Reporting

We are required to furnish to the record holders of the notes and common stock, other than corporations and other exempt holders, and to the IRS, information with respect to interest paid on the notes and dividends paid on the common stock.

You may be subject to backup withholding with respect to interest paid on the notes, dividends paid on the common stock or with respect to proceeds received from a disposition of the notes or shares of common stock. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding. You will be subject to backup withholding if you are not otherwise exempt and you:

•	fail to furnish your taxpayer identification number (“TIN”), which, for an individual, is ordinarily his or her social security number;

•	furnish an incorrect TIN;

•	are notified by the IRS that you have failed to properly report payments of interests or dividends; or

•	fail to certify, under penalties of perjury, that you have furnished a correct TIN and that the IRS has not notified you that you are subject to backup withholding.

Backup withholding is not an additional tax but, rather, is a method of tax collection. You generally will be entitled to credit any amounts withheld under the backup withholding rules against your United States federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

Consequences to Non-U.S. Holders

The following is a summary of certain material United States federal income consequences that will apply to you if you are a non-U.S. holder of the notes or common stock. For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of notes or common stock that is not a U.S. holder. Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations” and “passive foreign investment companies,” as defined in the Code, and such entities are urged to consult their tax advisors to determine the tax consequences that may be relevant to them.

Payments of Interest

You will not be subject to the 30% United States federal withholding tax with respect to payments of interest on the notes (including amounts taken into income as interest under the accrual rules described above under “—Consequences to U.S. Holders” and amounts attributable to the shares of our common stock received upon a conversion of the notes) provided that:

•	you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Code;

•	you are not a “controlled foreign corporation” with respect to which we are, directly or indirectly, a “related person;”

•	you are not a bank whose receipt of interest (including original issue discount) on a note is described in Section 881(c)(3)(A) of the Code;

•

our notes (with respect to payments of contingent interest) and common stock are actively traded within the meaning of Section 871(h)(4)(C)(v)(I) and we are not a “United States real property holding corporation;” and

•

you provide your name and address and certify, under penalties of perjury, that you are not a United States person (which certification may be made on an IRS Form W-8BEN (or successor form)), or that you hold your notes through certain intermediaries, and you and the intermediaries satisfy the certification requirements of applicable Treasury Regulations.

Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals. Prospective investors are urged to consult their tax advisors regarding the certification requirements for non-U.S. holders.

If you cannot satisfy the requirements described above, you will be subject to the 30% United States federal withholding tax with respect to payments of interest on the notes, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable United States income tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with the conduct of a United States trade or business.

Except to the extent otherwise provided under an applicable income tax treaty, if you are engaged in a trade or business in the United States and interest on a note is effectively connected with your conduct of that trade or business, you will be subject to United States federal income tax on that interest on a net income basis (although you will be exempt from the 30% withholding tax, provided the certification requirements described above are satisfied) in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower rate as may be prescribed under an applicable United States income tax treaty) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States. For this purpose, interest (including original issue discount) will be included in your earnings and profits.

Absent further relevant guidance from the IRS, in the event that there is a registration default on the notes, as set forth in the registration rights agreement filed as an exhibit to the registration statement of which this prospectus is a part, and we make additional payments to you as described therein, we intend to treat such additional payments as subject to United States federal withholding tax. Therefore, we intend to withhold on any such payments at a rate of 30% unless we receive an IRS Form W-8BEN or an IRS Form W-8ECI from you claiming, respectively, that such payments are subject to reduction or elimination of withholding under an applicable treaty or that such payments are effectively connected with the conduct of a United States trade or business. You are urged to consult your own tax advisers as to whether you can obtain a refund for the withholding tax imposed on such additional payments on the grounds that such payment represents interest qualifying for an exemption or some other grounds.

Sale, Exchange or Redemption of the Notes or Common Stock

Any gain realized by you on the sale, exchange or redemption of a note will generally be treated as interest income generally subject to the rules described above under “—Payments of Interest.”

Any gain realized by you on the sale, exchange or other taxable disposition of shares of our common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States;

•	you are an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain conditions are met;

•	you are subject to Code provisions applicable to certain United States expatriates; or

•

we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held our common stock.

If your gain is described in the first bullet point above, subject to an applicable income tax treaty providing otherwise, you generally will be subject to United States federal income tax on the net gain derived from the sale, and if you are a corporation, then any such effectively connected gain received by you may also, under certain circumstances, be subject to the branch profits tax at a 30% rate (or such lower rate as may be prescribed under an applicable United States income tax treaty). If you are an individual described in the second bullet point above, you will be subject to a flat 30% United States federal income tax on the gain derived from the sale, which may be offset by United States source capital losses, even though you are not considered a resident of the United States. Such holders are urged to consult their tax advisers regarding the tax consequences of the acquisition, ownership and disposition of the notes or the common stock.

We do not believe that we are currently, and do not anticipate becoming, a United States real property holding corporation. Even if we were, or were to become, a United States real property holding corporation, no adverse tax consequences would apply to you if you hold, directly and indirectly, at all times during the applicable period, five percent or less of our common stock, provided that our common stock was regularly traded on an established securities market.

Dividends

In general, dividends, if any, received by you with respect to our common stock (and any deemed distributions resulting from certain adjustments, or failures to make certain adjustments, to the conversion price of the notes, see “—Consequences to U.S. Holders-Constructive Dividends” above) will be subject to withholding of United States federal income tax at a 30% rate, unless such rate is reduced by an applicable United States income tax treaty. Except to the extent otherwise provided under an applicable income tax treaty, dividends that are effectively connected with your conduct of a trade or business in the United States are generally subject to United States federal income tax on a net income basis and are exempt from the 30% withholding tax (assuming compliance with certain certification requirements). Any such effectively connected dividends received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to the branch profits tax at a 30% rate or such lower rate as may be prescribed under an applicable United States income tax treaty.

In order to claim the benefit of a United States income tax treaty or to claim exemption from withholding because dividends paid to you on our common stock are effectively connected with your conduct of a trade or business in the United States, you must provide a properly executed IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income (or such successor form as the IRS designates), prior to the payment of dividends. These forms must be periodically updated. You may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Backup Withholding and Information Reporting

If you are a non-U.S. holder, in general, you will not be subject to backup withholding and information reporting with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a United States person and you have given us the statement described above under “—Consequences to Non-U.S. Holders—Payments of Interest.” In addition, you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a note or a share of common stock within the United States or conducted through certain US.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, as defined under the Code, or you otherwise establish an exemption. However, we may be required to report annually to the IRS and to you the amount of, and the tax withheld with respect to, any interest or dividends paid to you, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside.

You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect, read and copy these reports, proxy statements and other information at the public reference facilities the SEC maintains at 100 F Street, N.E., Washington, D.C. 20549. You can also read copies of these reports, proxy statements and other information online by visiting our website at www.beckmancoulter.com.

You can also obtain copies of these materials at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website (http://www.sec.gov) that makes available annual, quarterly and current reports, proxy statements and other information regarding issuers that file electronically with it. In addition, the annual, quarterly and current reports, proxy statements and other information concerning us can be inspected at the New York Stock Exchange, 15 Broad Street, New York, New York 10006, where our common stock is listed.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We have incorporated by reference certain information that we file with the SEC, which means that we are disclosing to you important information by referring to those documents. The information incorporated by reference is deemed to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. The following documents filed by us, Commission File No. 1-13884, with the SEC are incorporated herein by reference and shall be deemed to be a part hereof:

(a)	Annual Report on Form 10-K for the fiscal year ended December 31, 2006;

(b)	Quarterly Report on Form 10-Q for the quarter ended March 31, 2007;

(c)	Quarterly Report on Form 10-Q for the quarter ended June 30, 2007;

(d)	Current Reports on Form 8-K filed with the SEC on January 12, 2007; both current reports filed on March 26, 2007; the current reports filed on May 2, 2007 for Items 5.02 and 9.01 and Items 1.01 and 9.01; May 18, 2007; and June 5, 2007;

(e)	Definitive Proxy Statement on Schedule 14A filed with the SEC on March 27, 2007; and

(f)	Description of participating preferred stock purchase rights on Form 8-A filed with the SEC on February 2, 1999.

We are also incorporating by reference additional documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this prospectus through the completion of the offering. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC, including our compensation committee report and performance graph (included in the Annual Report on Form 10-K) or any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or certain exhibits furnished pursuant to Item 9.01 of Form 8-K.

You may request a copy of any documents incorporated by reference in this prospectus and the form of indenture, notes and registration rights agreement at no cost, by writing or telephoning us at the following address and telephone number:

Beckman Coulter, Inc.

Attention: Investor Relations

4300 N. Harbor Boulevard

Fullerton, California 92834-3100

Tel: (714) 871-4848

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Latham & Watkins LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements and schedule of Beckman Coulter, Inc. and subsidiaries as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, have been incorporated by reference herein and in the registration statement in reliance on the audit reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2006, consolidated financial statements refers to the Company’s adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, and No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R), and to a change in the method of quantifying errors in 2006.

$600,000,000

2.50% Convertible Senior Notes Due 2036

Shares of Common Stock Issuable upon

Conversion of the Notes

PROSPECTUS

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following is a statement of the expenses (all of which are estimated) to be incurred by Beckman Coulter, Inc. in connection with a distribution of securities registered under this registration statement:

SEC registration fee	$18,420
NYSE Additional Listing Fee	—
Legal Fees and Expenses*	$75,000
Accounting fees and expenses*	$15,000
Printing fees*	$40,000
Miscellaneous	—

Total	$148,420

*	Estimated.

Item 15.	Indemnification of Directors and Officers.

Delaware General Corporation Law

Section 145 of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that any such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A Delaware corporation may indemnify officers and directors against expenses (including attorneys’ fees) in connection with the defense or settlement of any action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of an action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred.

Section 102 of the DGCL allows a Delaware corporation to eliminate or limit the personal liability of a director to the corporation or to any of its stockholders for monetary damage for a breach of fiduciary duty as a director, except in the case where the director (i) breaches such person’s duty of loyalty to the corporation or its stockholders, (ii) fails to act in good faith, engages in intentional misconduct or knowingly violates a law, (iii) authorizes the payment of a dividend or approves a stock purchase or redemption in violation of Section 174 of the DGCL or (iv) obtains an improper personal benefit.

Sixth Restated Certificate of Incorporation and Amended and Restated Bylaws

The Sixth Restated Certificate of Incorporation of Beckman Coulter, Inc., also referred to herein as the “Restated Certificate,” provides in Paragraph 13 that a director of Beckman Coulter, Inc. shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

The Restated Certificate, in Paragraph 14, and Bylaws, in Article VIII, provide for indemnification to the fullest extent permitted by the DGCL of any person to whom indemnification may be required or permitted under Section 145 of the DGCL. The right to indemnification conferred in the Restated Certificate and Bylaws is a contract right and includes the right to be paid by the corporation the expenses incurred in defending any such proceeding in advance of its final disposition, provided that the director or officer provides an undertaking to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under the Restated Certificate, Bylaws or otherwise if so required by the DGCL. The Bylaws extend indemnification rights the lawful spouse of a director or officer for claims arising solely out of his or her capacity as the spouse of a director or officer

The Restated Certificate and Bylaws further provide that if a claim is submitted under the provisions of the Restated Certificate or Bylaws and is not paid in full by the corporation within thirty days after a written claim is received by the corporation, then the claimant is permitted at any time to bring suit against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid the expense of prosecuting the claim. It shall be a defense to any such action brought by a claimant (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the corporation) that the claimant has not met the standard of conduct which makes it permissible under the DGCL for the corporation to provide indemnity for the amount claimed, but the burden of proving this defense is on the corporation. Neither the failure of the corporation (including our board of directors, independent legal counsel or our stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the corporation (including our board of directors, independent legal counsel or our stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

The rights provided in Paragraph 14 of the Restated Certificate and Article VIII of the Bylaws are not exclusive of any other right which any person may have or acquire under any statute, any other provision of the Restated Certificate, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

Insurance

Beckman Coulter, Inc. has obtained a policy of liability insurance to insure its officers and directors against losses resulting from certain acts or omissions committed by them in their capacities as officers and directors of Beckman Coulter, Inc.

The above discussion of Section 145 of the DGCL, Beckman Coulter, Inc.’s Restated Certificate and Bylaws and the Indemnification Agreements is not intended to be exhaustive and is respectively qualified in its entirety by reference to the DGCL, the Certificate of Incorporation and the Bylaws of Beckman Coulter, Inc. and such agreements, each as amended.

Item 16.	Exhibits

BECKMAN COULTER, INC.

REGISTRATION STATEMENT ON FORM S-3

EXHIBIT INDEX

Exhibit No.	Description
3.1	Sixth Restated Certificate of Incorporation of the Beckman Coulter, Inc. dated May 2, 2005 (incorporated herein by reference to Exhibit 3.1 of Beckman Coulter, Inc.’s Quarterly Report on Form 10-Q for the quarter period ended June 30, 2005, File No. 001-10109)

3.2	Amended and Restated By-Laws of Beckman Coulter, Inc. (incorporated herein by reference to Exhibit 3.0 of Beckman Coulter, Inc.’s Quarterly Report on Form 10-Q for the quarter period ended September 30, 2003, File No. 001-10109)

3.3	Specimen Beckman Coulter, Inc. Common Stock Certificate (incorporated herein by reference to Exhibit 4.1 of Amendment No. 1 to Beckman Coulter, Inc.’s Form S-1 Registration Statement, File No. 001-10109)

4.1	Senior Indenture between Beckman Coulter, Inc. and Citibank N.A. as Trustee dated April 25, 2001 (incorporated by reference to Exhibit 4.1 to Beckman Coulter, Inc.’s submission on Form S-3/A filed on April 26, 2001, File No. 333-58968)

4.2	Second Supplemental Indenture, dated as of December 15, 2006, between Beckman Coulter, Inc. and Wells Fargo Bank, National Association as Trustee regarding Beckman Coulter, Inc.’s 2.50% Senior Convertible Notes due 2036 (incorporated by reference to Exhibit 4.1 to Beckman Coulter, Inc.’s current report on Form 8-K filed on December 15, 2006, File No. 001-10109)

4.3	Form of Beckman Coulter, Inc.’s 2.50% Senior Convertible Note due 2036 (included in Exhibit 4.2)

4.4	Registration Rights Agreement, dated as of December 15, 2006, between Beckman Coulter, Inc. and Morgan Stanley & Co. Incorporated, as representative of the initial purchasers, regarding Beckman Coulter, Inc.’s 2.50% Senior Convertible Notes due 2036 (incorporated by reference to Exhibit 4.2 to Beckman Coulter, Inc.’s current report on Form 8-K filed on December 15, 2006, File No. 001-10109)

4.5	Stockholder Protection Rights Agreement dated as of February 4, 1999 (incorporated by reference to Exhibit 4 of Beckman Coulter, Inc.’s current report on Form 8-K filed on February 8, 1999, File No. 995-23266)

5.1	Opinion of Latham & Watkins LLP with respect to the legality of the securities offered hereby

12.1	Statement of Computation of Ratio of Earnings to Fixed Charges

23.1	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

23.2	Consent of Independent Registered Public Accounting Firm

24.1	Power of Attorney (included on signature page to this Registration Statement)

25.1	Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of Wells Fargo Bank, National Association as Trustee under the Second Supplemental Indenture

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i), (ii) and (iii) above do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer of controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fullerton, State of California, on this 13th day of August, 2007.

BECKMAN COULTER, INC.

By:	/s/ Scott Garrett
Name:	Scott Garrett
Title:	President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby authorizes and appoints each of Scott Garrett, Arnold A. Pinkston and Charles P. Slacik as attorney-in-fact and agent, each acting alone, with full power of substitution to sign on his or her behalf, individually and in the capacities stated below, and to file any and all amendments, including post-effective amendments, to this registration statement and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorney-in-fact and agent full power and authority to perform any other act on behalf of the undersigned required to be done in the premises.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated as of the 13th day of August, 2007.

Signature	Title	Date

/s/ Scott Garrett Scott Garrett	President and Chief Executive Officer	August 13, 2007

/s/ Charles P. Slacik Charles P. Slacik	Senior Vice President and Chief Financial Officer	August 13, 2007

/s/ Carolyn D. Beaver Carolyn D. Beaver	Corporate Vice President, Controller and Chief Accounting Officer	August 13, 2007

/s/ Betty Woods Betty Woods	Chairman of the Board	August 13, 2007

/s/ James V. Mazzo James V. Mazzo	Director	August 13, 2007

S-1

/s/ Peter B. Dervan Peter B. Dervan, M.D.	Director	August 13, 2007

/s/ Kevin M. Farr Kevin M. Farr	Director	August 13, 2007

/s/ Robert G. Funari Robert G. Funari	Director	August 13, 2007

/s/ Charles A. Haggerty Charles A. Haggerty	Director	August 13, 2007

/s/ Van B. Honeycutt Van B. Honeycutt	Director	August 13, 2007

/s/ William N. Kelley William N. Kelley, M.D.	Director	August 13, 2007

/s/ Glenn S. Schafer Glenn S. Schafer	Director	August 13, 2007

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